PROSPECTUS
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-216618

1,775,000 Shares of Common Stock

This prospectus relates to the offer and sale, from time to time, of up to 1,775,000 shares of the common stock of Q BioMed Inc. (the “Company”, “we”, “us’ and “our”) by those stockholders named in the section of this prospectus entitled “Selling Stockholders”. The shares of common stock being offered by the selling stockholders may be issued upon the conversion of Convertible Notes (and accrued interest thereon) issued pursuant to a Convertible Debenture Purchase Agreement that we entered into with the selling stockholder on November 29, 2016 (as amended on March 8, 2017, the “Purchase Agreement’).

We are not selling any shares of common stock in this offering, and we will not receive any proceeds from the sale of shares by the selling stockholder.

Our common stock is quoted on the OTC Market Group Inc.’s Venture Market (the “OTCQB”) under the symbol “QBIO”. On March 6, 2017, the last reported sale price of our common stock on the OTCQB was $3.90 per share, and on March 6, 2017 we had approximately 9,693,972 shares of common stock outstanding.

The selling stockholder may offer all or part of the shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices.

This prospectus provides a general description of the securities being offered. You should this prospectus and the registration statement of which it forms a part before you invest in any securities.

Investing in our securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 6, 2017

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in the common stock.  You should carefully read the entire prospectus. In particular, attention should be directed to the sections entitled “Risk Factors”, “Business”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto contained herein before making an investment decision.

Business Overview

Our aim is to be a leading biotechnology acceleration and development company dedicated to acquiring and providing strategic resources to pre-clinical, clinical stage and near revenue healthcare companies and products. We have identified several targets that could provide a substantial pipeline of innovative and high value assets. We aim to maximize risk-adjusted returns by focusing on multiple assets throughout the discovery and development cycle. We expect to benefit from early positioning in illiquid and/or unknown private assets with multiple potential products in their development cycle and capitalize on valuation growth as they move forward in their development.

Our mission is to: (i) license and acquire innovative life sciences assets from academia or small private companies and provide the strategic capital, including intellectual, business development and financial advice to accelerate their product development timeline; (ii) commercialize innovative drug candidates with novel mechanisms of action using our ability to raise capital and bring experienced advisors to assist in developing such commercial plan; and (iii) acquire FDA approved drugs and medical devices with limited current and commercial activity with the goal of developing a larger commercial market.

Corporate Information

Our principal executive offices are located at 501 Madison Avenue, 14th Floor, New York, NY 10022, and our telephone number is (212) 588-0022.

The Offering

This prospectus relates to the offer and sale from time to time of up to 1,775,000 shares of our common stock by the selling stockholder, that may be issued up conversion of the Convertible Notes.

The selling stockholder under this prospectus is offering for sale up to 1,775,000 shares of our common stock. On November 29, 2016, we entered into the Purchase Agreement with the selling stockholder, as amended on March 8, 2017. Pursuant to the Purchase Agreement, the selling stockholder has agreed to purchase from us up to an aggregate of up to $4,000,000 worth of Convertible Notes of our common stock from time to time in three installments.  The first installment of $1,500,000 was on November 29, 2016, the second installment of $1,000,000 will occur no later than one day following the date that the registration statement of which this prospectus forms a part is filed and the third installment of $1,500,000 will occur no later than one day following the date that the registration statement of which this prospectus forms a part declared effective.

Except as described in this prospectus, there are no trading volume requirements or restrictions under the Purchase Agreement. The selling stockholder may not assign or transfer its rights and obligations under the Purchase Agreement.

As of March 6, 2017, there were 9,693,972 shares of our common stock outstanding, of which 5,329,827 shares were held by non-affiliates. If the selling stockholder converts the Convertible Notes, the ownership position of the shareholders prior to the conversion would be diluted. If the selling stockholder converts the Convertible Notes into all of the 1,775,000 shares being registered under the registration statement of which this prospectus forms a part, such shares would represent 15.5% of all of our then outstanding shares and 25.0% of the then total number of shares held by non-affiliates (assuming no further issuances). Under the terms of a Registration Rights Agreement entered into with the selling stockholder at the same time as the Purchase Agreement, we must register with the U.S. Securities and Exchange Commission 1,775,000 shares of common stock underlying the Convertible Notes for resale by the selling stockholder under the Purchase Agreement, however, the Convertible Notes may be converted into more than the 1,775,000 shares of our common stock being offered under this prospectus. The number of shares ultimately offered for resale by the selling stockholder depends upon the number of Convertible Notes we sell to it under the Purchase Agreement, the market price of our common stock (subject to a floor and ceiling if we are not in default of the Convertible Notes) and the interest accrued on the Convertible Notes at the time of conversion.

Issuances of our common stock upon conversion of the Convertible Notes will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to the selling stockholder.

Common stock offered by selling stockholder:
1,775,000 of the shares that may be issued to the selling stockholder pursuant to the Purchase Agreement upon the conversion of Convertible Notes and accrued interest thereon and subsequently resold in this offering.

Common stock outstanding:	9,693,972 shares as of March 6, 2017
Common stock outstanding after the offering:
11,468,972 shares, assuming the selling stockholder converts the Convertible Notes (and the full year of accrued interest thereon) into all of the shares being registered in the registration statement of which this prospectus forms a part.

Discount:
The Convertible Notes are convertible by the selling stockholder upon issuance. The conversion price will be the lesser of (i) $4.00 and (ii) 93% of the four lowest daily volume weighted average prices of the Company’s common stock (as reported by Bloomberg) (“VWAP”) during the last ten trading days immediately preceding the date of such conversion, but in no event will the conversion price be less than $2.00.

Amortization Payment:
If, any time after the 6-month anniversary of the issuance of the first Convertible Note, the daily VWAP is less than $2.00 for a period of 20 consecutive Trading Days, the holder of the Convertible Note may elect to have the Convertible Note repaid in monthly payments.  We may, up to twice, delay this payment by delivering to the note holder free trading shares of our common stock equal to 10% of the payment otherwise using a conversion price equal to 93% of the four lowest VWAPs during the last ten trading days immediately preceding the date of such payment.

Interest Rate:	The rate of interest on the Convertible Notes will be 5% per annum.
Security:
Upon closing of the Purchase Agreement, we granted the selling stockholder security interest on all of our assets until (i) the registration statement of which this prospectus forms a part is declared effective by the SEC, providing that the daily VWAP for our common stock is above $2.00 for 20 consecutive trading days, or (ii) such date after the registration statement of which this prospectus forms a part is declared effective by the SEC that the daily VWAP for our common stock is above $2.00 for 20 consecutive trading days.

Use of Proceeds:
We will not receive any proceeds from the sale of shares by the selling stockholder. As of the date hereof, we have received $1,500,000 from the sale of a Convertible Note to the selling stockholder under the Purchase Agreement (prior to accounting for due diligence and structuring fees of $10,000 and monitoring fees of $75,000). Within one day from the filing of the registration statement of which this prospectus forms a part, we will receive another $1,000,000 from the sale of Convertible Notes to the selling stockholder (prior to accounting for monitoring fees of $50,000). Within one day from the effective date of the registration statement of which this prospectus forms a part, we will receive up to another $1,500,000 from the sale of Convertible Notes to the selling stockholder (prior to accounting for monitoring fees of $75,000). These proceeds will be used for general corporate and working capital or other purposes that our Board of Directors deems to be in our best interest.  As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we may receive.  Accordingly, we will retain broad discretion over the use of these proceeds, if any.

Quotation of common stock:	Our common stock is listed for quotation on the OTCQB market under the symbol “QBIO.”
Dividend policy:	We currently intend to retain future earnings, if any, to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends on our common stock.
Risk factors:
An investment in our company is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operation”, “Business” and elsewhere in this prospectus that are forward-looking statements. You can identify these statements by forward-looking words such as “may”, “will”, “expect”, “anticipate”, “believe”, “estimate” and similar terminology. Forward-looking statements address, among other things:

·	implementing and developing our clinical programs and other aspects of our business plans;

·	financing goals and plans; and

·	our expectations of when regulatory approvals will be received or other actions will be taken by parties other than us.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately able to predict or which we do not fully control that will cause actual results to differ materially from those expressed or implied by our forward-looking statements. These include the factors listed under ”Risk Factors” and elsewhere in this prospectus.

Although we believe that our expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Our forward-looking statements are made as of the date of this prospectus, and we assume no duty to update them or to explain why actual results may differ.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider and evaluate all of the information included and incorporated by reference or deemed to be incorporated by reference in this prospectus. Our business, results of operations or financial condition could be adversely affected by any of these risks or by additional risks and uncertainties not currently known to us or that we currently consider immaterial.

Risks Related to our Company

If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed.

As of the date hereof, we have raised our operating funds through contacts, high net-worth individuals and strategic investors situated in the United States and Cayman Islands. We have not generated any revenue from operations since inception. We have limited assets upon which to commence our business operations and to rely otherwise.  At November 30, 2016, we had cash and cash equivalents of approximately $1,469,000.  As we have a monthly burn rate of approximately $586,000, we anticipate that we will have to raise additional funds within twelve months to continue operations. Additional funding will be needed to implement our business plan that includes various expenses such as fulfilling our obligations under licensing agreements, legal, operational set-up, general and administrative, marketing, employee salaries and other related start-up expenses. Obtaining additional funding will be subject to a number of factors, including general market conditions, investor acceptance of our business plan and initial results from our business operations. These factors may impact the timing, amount, terms or conditions of additional financing available to us. If we are unable to raise sufficient funds, we will be forced to scale back or cease our operations.

Our independent registered public accountant has issued a going concern opinion after auditing our financial statements; our ability to continue depends on our ability to raise additional capital and our operations could be curtailed if we are unable to obtain required additional funding when needed.

We will be required to expend substantial amounts of working capital in order to acquire and market our proposed products and establish the necessary relationships to implement our business plan. We were incorporated on November 22, 2013. Our operations to date were funded entirely by capital raised from our private offering of securities. Notwithstanding the offering, we will continue to require additional financing to execute our business strategy.  We totally depend on external sources of financing for the foreseeable future. Failure to raise additional funds in the future will adversely affect our business operations, and may require us to suspend our operations, which in turn may result in a loss to the purchasers of our common stock. We entirely depend on our ability to attract and receive additional funding from either the sale of securities or the issuance of debt securities. Needed funds might never be available to us on acceptable terms or at all. The inability to obtain sufficient funding of our operations in the future could restrict our ability to grow and reduce our ability to continue to conduct business operations. The report of our independent registered public accounting firm on our financial statements, included herein, raised substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern depends on our ability to raise additional capital. If we are unable to obtain necessary financing, we will likely be required to curtail our development plans which could cause us to become dormant. Any additional equity financing may involve substantial dilution to our then existing stockholders.

Our business relies on intellectual property owned by third parties, and this reliance exposes us to the termination of the right to use that intellectual property and may result in inadvertent infringement of patents and proprietary rights of others.

Currently, we have two assets. Our business depends on our ability to continuously use the technology related to an eye drop treatment for glaucoma (the “Mannin Platform”) that we have licensed from Mannin Research Inc. (“Mannin”), and our ability to continuously use our intellectual property relating to Strontium Chloride-89 (the “BioNucleonics Platform”) that we have licensed from Bio-Nucleonics, Inc. (“BioNucleonics”). If the licenses were to terminate, we would lose the ability to conduct our business pursuant to our plan of operations.  Our ability to pursue our business plan would then depend on finding an alternative platform to license or creating our own platform.  We may not be able to find or create a platform on a timely and cost effective basis, and even if we did, such platform might be inferior to the ones we currently have a license to use and may not be attractive to potential customers.

Many entities, including some of our competitors, have or may obtain patents and other intellectual property rights that cover or affect products or services related to those assets that we license.  If a court determines that one or more aspect of the licensed platform infringes on intellectual property owned by others, we may be required to cease using that platform, to obtain licenses from the owners of the intellectual property or to redesign the platform in such a way as to avoid infringing the intellectual property rights. If a third party holds intellectual property rights, it may not allow us to use its intellectual property at any price, which could materially adversely affect our competitive position.

We may not be aware of all intellectual property rights that the Mannin Platform and BioNucleonics Platform may potentially infringe. U.S. patent applications are generally confidential until the Patent and Trademark Office issues a patent. Therefore, we cannot evaluate the extent to which the licensed platform may infringe claims contained in pending patent applications. Further, without lengthy litigation, it is often not possible to determine definitively whether a claim of infringement is valid.  We may not be in a position to protect the intellectual property that we license as we are not the owners of that intellectual property and do not currently have the financial resources to engage in lengthy litigation.

Failure to maintain the license for, or to acquire, the intellectual property underlying any license or sublicense on which our plan of operations is based may force us to change our plan of operations.

We have to meet certain conditions to maintain the licenses for the intellectual property underlying the Mannin Platform and the BioNucleonics Platform and to acquire such intellectual property. Such conditions include payments of cash and shares of common stock, obtaining certain governmental approvals, initiating sales of products based on the intellectual property and other matters. We might not have the resources to meet these conditions and as a result may lose the licenses to the intellectual property that is vital to our business.

We lack an operating history and have not generated any revenues to date. Future operations might never result in revenues. If we cannot generate sufficient revenues to operate profitably, we may have to cease operations.

As we were incorporated on November 22, 2013 and more recently changed business direction, we do not have any operating history upon which an evaluation of our future success or failure can be made. Our ability to achieve and maintain profitability and positive cash flow depends upon our ability to manufacture a product and to earn profit by attracting enough clients who will buy our product or services.  We might never generate revenues or, if we generate revenues, achieve profitability. Failure to generate revenues and profit will eventually cause us to suspend, curtail or cease operations.

We may be exposed to potential risks and significant expenses resulting from the requirements under section 404 of the Sarbanes-Oxley Act of 2002.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting. We expect to incur significant continuing costs, including accounting fees and staffing costs, in order to maintain compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. Our management concluded that our internal controls and procedures were not effective to detect the inappropriate application of US GAAP for our most recent fiscal year. We intend to manufacture products through a contract manufacturer. As we develop our business, hire employees and consultants and seek to protect our intellectual property rights, our current design for internal control over financial reporting must be strengthened to enable management to determine that our internal controls are effective for any period, or on an ongoing basis.  Accordingly, as we develop our business, such development and growth will necessitate changes to our internal control systems, processes and information systems, all of which will require additional costs and expenses.

In the future, if we fail to complete the annual Section 404 evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

Because the results of preclinical studies and early clinical trials are not necessarily predictive of future results, any product candidate we advance into clinical trials may not have favorable results in later clinical trials, if any, or receive regulatory approval.

Pharmaceutical development has inherent risk. We will be required to demonstrate through well-controlled clinical trials for our Mannin Platform product candidates and any additional uses based on the BioNucleonics Platform that our product candidates are effective with a favorable benefit-risk profile for use in their target indications before we can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that later clinical trials will be successful as product candidates in later-stage clinical trials may fail to demonstrate sufficient safety or efficacy despite having progressed through initial clinical testing. We also may need to conduct additional clinical trials that are not currently anticipated. Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results. In addition, only a small percentage of drugs under development result in the submission of a New Drug Application or Biologics License Application (“BLA”) to the U.S. Food and Drug Administration (the “FDA”) and even fewer are approved for commercialization.

Any product candidates we advance into clinical development are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our product candidate, Man-01, are subject to extensive regulation by the FDA in the United States and by comparable health authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive approval of a BLA from the FDA. The process of obtaining BLA approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. In addition to the significant clinical testing requirements, our ability to obtain marketing approval for these products depends on obtaining the final results of required non-clinical testing, including characterization of the manufactured components of our product candidates and validation of our manufacturing processes. The FDA may determine that our product manufacturing processes, testing procedures or facilities are insufficient to justify approval. Approval policies or regulations may change and the FDA has substantial discretion in the pharmaceutical approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.

The FDA or another regulatory agency can delay, limit or deny approval of a product candidate for many reasons, including, but not limited to:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;
•	we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe and effective for any indication;
•	the FDA may not accept clinical data from trials which are conducted by individual investigators or in countries where the standard of care is potentially different from the United States;
•	T the results of clinical trials may not meet the level of statistical significance required by the FDA for approval;
•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•	the FDA may disagree with our interpretation of data from preclinical studies or clinical trials;
•	the FDA may fail to approve our manufacturing processes or facilities or those of third-party manufacturers with which we or our collaborators contract for clinical and commercial supplies; or
•	the approval policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval.

With respect to foreign markets, approval procedures vary among countries and, in addition to the aforementioned risks, can involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, recent events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new pharmaceuticals based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us from commercializing our product candidates.

Any product candidate we manufacture or advance into clinical trials may cause unacceptable adverse events or have other properties that may delay or prevent their regulatory approval or commercialization or limit their commercial potential.

Unacceptable adverse events caused by any of our product candidates that we manufacture or advance into clinical trials could cause us or regulatory authorities to interrupt, delay or halt production or clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications and markets. This, in turn, could prevent us from commercializing the affected product candidate and generating revenues from its sale.

Except for our Strontium Chloride 89 (“SR89”) product candidate, we have not yet completed testing of any of our product candidates for the treatment of the indications for which we intend to seek product approval in humans, and we currently do not know the extent of adverse events, if any, that will be observed in patients who receive any of our product candidates. If any of our product candidates cause unacceptable adverse events in clinical trials, we may not be able to obtain regulatory approval or commercialize such product or, if such product candidate is approved for marketing, future adverse events could cause us to withdraw such product from the market.

Delays in the commencement of our clinical trials could result in increased costs and delay our ability to pursue regulatory approval.

The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory clearance to commence a clinical trial;
•	identifying, recruiting and training suitable clinical investigators;
•
reaching agreement on acceptable terms with prospective clinical research organizations (“CROs”) and trial sites, the terms of which can be subject to extensive negotiation, may be subject to modification from time to time and may vary significantly among different CROs and trial sites;

•	obtaining sufficient quantities of a product candidate for use in clinical trials;
•	obtaining Investigator Review Board, or IRB, or ethics committee approval to conduct a clinical trial at a prospective site;
•	identifying, recruiting and enrolling patients to participate in a clinical trial; and
•	retaining patients who have initiated a clinical trial but may withdraw due to adverse events from the therapy, insufficient efficacy, fatigue with the clinical trial process or personal issues.

Any delays in the commencement of our clinical trials will delay our ability to pursue regulatory approval for our product candidates. In addition, many of the factors that cause, or lead to, a delay in the commencement of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

Suspensions or delays in the completion of clinical testing could result in increased costs to us and delay or prevent our ability to complete development of that product or generate product revenues.

Once a clinical trial has begun, patient recruitment and enrollment may be slower than we anticipate. Clinical trials may also be delayed as a result of ambiguous or negative interim results or difficulties in obtaining sufficient quantities of product manufactured in accordance with regulatory requirements and on a timely basis. Further, a clinical trial may be modified, suspended or terminated by us, an IRB, an ethics committee or a data safety monitoring committee overseeing the clinical trial, any clinical trial site with respect to that site, or the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;
•	inspection of the clinical trial operations or clinical trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;
•	stopping rules contained in the protocol;
•	unforeseen safety issues or any determination that the clinical trial presents unacceptable health risks; and
•	lack of adequate funding to continue the clinical trial.

Changes in regulatory requirements and guidance also may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for re-examination, which may impact the costs, timing and the likelihood of a successful completion of a clinical trial. If we experience delays in the completion of, or if we must suspend or terminate, any clinical trial of any product candidate, our ability to obtain regulatory approval for that product candidate will be delayed and the commercial prospects, if any, for the product candidate may suffer as a result. In addition, any of these factors may also ultimately lead to the denial of regulatory approval of a product candidate.

Our SR89 product candidate, our Man-01 product candidate (if approved) or any other product candidates that we may develop and market may be later withdrawn from the market or subject to promotional limitations.

We may not be able to obtain the labeling claims necessary or desirable for the promotion of our product candidates if approved. We may also be required to undertake post-marketing clinical trials. If the results of such post-marketing studies are not satisfactory or if adverse events or other safety issues arise after approval, the FDA or a comparable regulatory agency in another country may withdraw marketing authorization or may condition continued marketing on commitments from us that may be expensive and/or time consuming to complete. In addition, if we or others identify adverse side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products and additional marketing applications may be required. Any reformulation or labeling changes may limit the marketability of our products if approved.

 Our dependence on third party suppliers or our inability to successfully produce any product could adversely impact our business.

We currently have no formal arrangement with any party to supply us with our requirements for the development of Man-01 or the BioNucleonics IP. If we are unable to find a partner to manufacture the necessary products, there would be a significant interruption of our supply, which would materially adversely affect clinical development and potential commercialization of the product. In the event that the FDA or such other agencies determine that we or any third-party suppliers have not complied with cGMP, our clinical trials could be terminated or subjected to a clinical hold until such time as we or any third party are able to obtain appropriate replacement material. Furthermore, if any contract manufacturer who supply us cannot successfully manufacture material that conforms to our specifications and with FDA regulatory requirements, we will not be able to secure and/or maintain FDA approval for Man-01. We, and any third-party suppliers are and will be required to maintain compliance with cGMPs and will be subject to inspections by the FDA or comparable agencies in other jurisdictions to confirm such compliance.

We do and will also rely on our partners and manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our anticipated clinical trials. We do not have any control over the process or timing of the acquisition of raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Any significant delay in the supply of a product candidate or the raw material components thereof for an ongoing clinical trial could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates.

We may not have the resources or capacity to commercially manufacture Man-01, if approved, and we will likely continue to be dependent upon third party manufacturers. Our current inability, or our dependence on third parties, to manufacture and supply us with clinical trial materials and any approved products may adversely affect our ability to develop and commercialize Man-01 on a timely basis or at all.

We intend to contract with third parties for the manufacture of our SR89 product candidate. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or that such supply will not be available to us at an acceptable cost, which could delay, prevent or impair our commercialization efforts.

We do not have any manufacturing facilities. We expect to use third-party manufacturers for the manufacture of our SR89 product candidate.  We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;
•	the possible breach of the manufacturing agreement by the third party;
•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us; and
•	reliance on the third party for regulatory compliance, quality assurance, and safety and pharmacovigilance reporting.

Third-party manufacturers may not be able to comply with current good manufacturing practices, or cGMP, regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or medicines, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our medicines and harm our business and results of operations.
Any product that we may produce may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.
Any performance failure on the part of future manufacturers could result in a decrease or end to revenue. If any a contract manufacturer cannot perform as agreed, we may be required to replace that manufacturer. We may incur added costs and delays in identifying and qualifying any such replacement.
Our anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any medicines that receive marketing approval on a timely and competitive basis.

We will likely rely on third parties to conduct our clinical trials. If these third parties do not meet our deadlines or otherwise conduct the trials as required, our clinical development programs could be delayed or unsuccessful and we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. We intend to use and do use Mannin, BioNucleonics, and CROs to conduct our planned clinical trials and will and do rely upon such CROs, as well as medical institutions, clinical investigators and consultants, to conduct our trials in accordance with our clinical protocols. Our CROs, investigators and other third parties will and do play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials.

There is no guarantee that any CROs, investigators and other third parties upon which we rely for administration and conduct of our clinical trials will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fail to meet expected deadlines, fail to adhere to our clinical protocols or otherwise perform in a substandard manner, our clinical trials may be extended, delayed or terminated. If any of our clinical trial sites terminate for any reason, we may experience the loss of follow-up information on patients enrolled in our ongoing clinical trials unless we are able to transfer the care of those patients to another qualified clinical trial site. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical trial site may be jeopardized.

If our competitors develop treatments for the target indications of our product candidates that are approved more quickly, marketed more successfully or demonstrated to be more effective than our product candidates, our commercial opportunity will be reduced or eliminated.

We operate in highly competitive segments of the biotechnology and biopharmaceutical markets. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Our product candidates, if successfully manufactured and/or developed and approved, will compete with established therapies, as well as new treatments that may be introduced by our competitors. Many of our competitors have significantly greater financial, product development, manufacturing and marketing resources than us. Large pharmaceutical companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. In addition, many universities and private and public research institutes are active in cancer research, some in direct competition with us. We also may compete with these organizations to recruit management, scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. New developments, including the development of other biological and pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our product candidates obsolete or noncompetitive. We will also face competition from these third parties in recruiting and retaining qualified personnel, establishing clinical trial sites and patient registration for clinical trials and in identifying and in-licensing new product candidates.

If competitors introduce their own generic equivalent of our SR89 product candidate, our revenues and gross margin from such products could decline rapidly.

Revenues and gross margin derived from generic pharmaceutical products often follow a pattern based on regulatory and competitive factors that we believe are unique to the generic pharmaceutical industry. As the patent(s) for a brand name product or the statutory marketing exclusivity period (if any) expires, the first generic manufacturer to receive regulatory approval for a generic equivalent of the product often is able to capture a substantial share of the market. However, as other generic manufacturers receive regulatory approvals for their own generic versions, that market share, and the price of that product, will typically decline depending on several factors, including the number of competitors, the price of the branded product and the pricing strategy of the new competitors. The number of our competitors producing a generic version equivalent to our SR89 product candidate could increase to such an extent that we may stop marketing our product for which we previously obtained approval, which would have a material adverse impact on our revenues, if we ever achieve revenues, and gross margin.

 If we are unable to establish sales and marketing capabilities or fail to enter into agreements with third parties to market, distribute and sell any products we may successfully develop, we may not be able to effectively market and sell any such products and generate product revenue.

We do not currently have the infrastructure for the sales, marketing and distribution of any of our product candidates, and must build this infrastructure or make arrangements with third parties to perform these functions in order to commercialize any products that we may successfully develop. The establishment and development of a sales force, either by us or jointly with a partner, or the establishment of a contract sales force to market any products we may develop will be expensive and time-consuming and could delay any product launch. If we, or our partners, are unable to establish sales and marketing capability or any other non-technical capabilities necessary to commercialize any products we may successfully develop, we will need to contract with third parties to market and sell such products. We may not be able to establish arrangements with third parties on acceptable terms, or at all.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications for which there may be a greater likelihood of success.

Because we have limited financial and managerial resources, we will focus on a limited number of research programs and product candidates for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates for other indications for which there may be a greater likelihood of success or may prove to have greater commercial potential. Notwithstanding our investment to date and anticipated future expenditures on Man-01 and the BioNucleonics IP, we have not yet developed, and may never successfully develop, any marketed treatments using these products other than the SR89 product candidate for which there is FDA approval. Research programs to identify new product candidates or pursue alternative indications for current product candidates require substantial technical, financial and human resources. Although we intend to, and do, support certain investigator-sponsored clinical trials of Man-01 evaluating various indications, as well as other uses of SR89, these activities may initially show promise in identifying potential product candidates or indications, yet fail to yield product candidates or indications for further clinical development.

If we fail to attract and retain key management and clinical development personnel, we may be unable to successfully develop or commercialize our product candidates.

We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our clinical development and commercialization efforts. As a company with a limited number of personnel, we highly depend on the development, regulatory, commercial and financial expertise of the members of our senior management and advisors, in particular Denis Corin, our chairman and chief executive officer. The loss of this individual or the services of any of our other senior management could delay or prevent the further development and potential commercialization of our product candidates and, if we are not successful in finding suitable replacements, could harm our business. Our success also depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and we may not be able to do so in the future due to the intense competition for qualified personnel among biotechnology and pharmaceutical companies, as well as universities and research organizations. If we are not able to attract and retain the necessary personnel, we may experience significant impediments to our ability to implement our business strategy.

We do not currently have sufficient funds to repay our outstanding notes.
On November 30, 2016, we had approximately $2,633,000 of outstanding notes and interest due and only $1,469,000 of cash or cash equivalents on hand.  As of such date, we were not in a position to repay the principal and interest on our outstanding loans.  The funds we receive from the additional sales of Convertible Notes will be less than the amounts that will become due on them. If the holders of all our convertible notes do not elect to convert them, we will not have sufficient funds to repay the principal and interest due on such notes, and we will be forced to raise additional funds (which, if possible, may not be on acceptable terms), sell assets (which may not be possible) or cease operations.

Risks Related to our Industry

We are subject to general economic conditions outside of our control.

Projects for the acquisition and development of our products are subject to many factors, which are outside our control.  These factors include general economic conditions in North America and worldwide (such as recession, inflation, unemployment, and interest rates), shortages of labor and materials and price of materials and competitive products and the regulation by federal and state governmental authorities. If any or several of these facts develop in a way that is adverse to our interest, we will not be in a position to reverse them, and we may not be able to survive such a development.

If any product candidate that we successfully develop does not achieve broad market acceptance among physicians, patients, healthcare payors and the medical community, the revenues that it generates from their sales will be limited.

Even if we successfully produce product candidates, they may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Coverage and reimbursement of our product candidates by third-party payors, including government payors, generally is also necessary for commercial success. The degree of market acceptance of any approved products will depend on a number of factors, including:

•	the efficacy and safety as demonstrated in clinical trials;
•	the clinical indications for which the product is approved;
•	acceptance by physicians, major operators of hospitals and clinics and patients of the product as a safe and effective treatment;
•	acceptance of the product by the target population;
•	the potential and perceived advantages of product candidates over alternative treatments;
•	the safety of product candidates seen in a broader patient group, including its use outside the approved indications;
•	the cost of treatment in relation to alternative treatments;
•	the availability of adequate reimbursement and pricing by third parties and government authorities;
•	relative convenience and ease of administration;
•	the prevalence and severity of adverse events;
•	the effectiveness of our sales and marketing efforts; and
•	unfavorable publicity relating to the product.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate sufficient revenue from these products and may not become or remain profitable.

We may incur substantial product liability or indemnification claims relating to the clinical testing and/or use of our product candidates.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials, as well as related to the consumption of product candidates that we successfully commercialize. Claims could be brought against us if use or misuse of one of our product candidates causes, or merely appears to have caused, personal injury or death. While we have and intend to maintain product liability insurance relating to our clinical trials, our coverage may not be sufficient to cover claims that may be made against us and we may be unable to maintain such insurance. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources or destroy the prospects for commercialization of the product which is the subject of any such claim. We are unable to predict if we will be able to obtain or maintain product liability insurance for any products that may be approved for marketing. Additionally, we have entered into various agreements where we indemnify third parties for certain claims relating to our product candidates. These indemnification obligations may require us to pay significant sums of money for claims that are covered by these indemnifications.

 Healthcare reform and restrictions on reimbursements may limit our financial returns.

Our ability or the ability of our collaborators to commercialize any of our product candidates that we successfully develop may depend, in part, on the extent to which government health administration authorities, private health insurers and other organizations will reimburse consumers for the cost of these products. These third parties are increasingly challenging both the need for and the price of new drug products. Significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Adequate third-party reimbursement may not be available for our product candidates to enable us or our collaborators to maintain price levels sufficient to realize an appropriate return on their and our investments in research and product development.

Our success depends upon intellectual property, proprietary technologies and regulatory market exclusivity periods, and the intellectual property protection for our product candidates depends significantly on third parties.

Our success depends, in large part, on obtaining and maintaining patent protection and trade secret protection for our product candidates and their formulations and uses, as well as successfully defending these patents against third-party challenges. Mannin is responsible for prosecuting and maintaining patent protection relating to its patents relating to Man-01. If Mannin fails to appropriately prosecute and maintain patent protection for Man-01, our ability to develop and commercialize these product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. BioNucleonics is responsible for prosecuting and maintaining patent protection relating to its patents relating to the BioNucleonics IP. If BioNucleonics fails to appropriately prosecute and maintain patent protection for their IP, our ability to develop and commercialize these product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.  This failure to properly protect the intellectual property rights relating to this product could have a material adverse effect on our financial condition and results of operations.

The patent application process is subject to numerous risks and uncertainties, and we or our partners might not be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•	patent applications may not result in any patents being issued;
•	patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable, or otherwise may not provide any competitive advantage;
•
our competitors, many of which have substantially greater resources than we or our partners and many of which have made significant investments in competing technologies, may seek, or may already have obtained, patents that will limit, interfere with, or eliminate our ability to make, use and sell our potential products;

•
there may be significant pressure on the U.S. government and other international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful as a matter of public policy regarding worldwide health concerns; and

•
countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop, and market competing products.

In addition to patents, we and our partners also rely on trade secrets and proprietary know-how. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or come upon this same or similar information independently.

We also intend to rely on our ability to obtain and maintain a regulatory period of market exclusivity for any of our biologic product candidates that are successfully developed and approved for commercialization. Although this period in the United States is currently 12 years from the date of marketing approval, there is a risk that the U.S. Congress could amend laws to significantly shorten this exclusivity period, as proposed by President Obama. Once any regulatory period of exclusivity expires, depending on the status of our patent coverage and the nature of the product, we may not be able to prevent others from marketing products that are biosimilar to or interchangeable with our products, which would materially adversely affect us.

 In addition, U.S. patent laws may change which could prevent or limit us from filing patent applications or patent claims to protect our products and/or technologies or limit the exclusivity periods that are available to patent holders. For example, on September 16, 2011, the Leahy-Smith America Invents Act, or the America Invents Act, was signed into law, and includes a number of significant changes to U.S. patent law. These include changes to transition from a “first-to-invent” system to a “first-to-file” system and to the way issued patents are challenged. These changes may favor larger and more established companies that have more resources to devote to patent application filing and prosecution. The U.S. Patent and Trademark Office implemented the America Invents Act on March 16, 2013, and it remains to be seen how the judicial system and the U.S. Patent and Trademark Office will interpret and enforce these new laws. Accordingly, it is not clear what impact, if any, the America Invents Act will ultimately have on the cost of prosecuting our patent applications, our ability to obtain patents based on our discoveries and our ability to enforce or defend our issued patents.

If we or our partners are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

Our success also depends on our ability and the ability of any of our current or future collaborators to develop, manufacture, market and sell our product candidates without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products, some of which may be directed at claims that overlap with the subject matter of our intellectual property. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or proprietary technologies may infringe. Similarly, there may be issued patents relevant to our product candidates of which we are not aware.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we or any of our licensors, suppliers or collaborators infringe the third party’s intellectual property rights, we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;
•	abandon an infringing product candidate or redesign our products or processes to avoid infringement;
•
pay substantial damages, including the possibility of treble damages and attorneys’ fees, if a court decides that the product or proprietary technology at issue infringes on or violates the third party’s rights;

•	pay substantial royalties, fees and/or grant cross licenses to our technology; and/or
•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, found to be unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

We may be subject to claims that our consultants or independent contractors have wrongfully used or disclosed alleged trade secrets of their other clients or former employers to us.

As is common in the biotechnology and pharmaceutical industry, we engage the services of consultants to assist us in the development of our product candidates. Many of these consultants were previously employed at, or may have previously been or are currently providing consulting services to, other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may become subject to claims that we or these consultants have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to our Securities

Our shares of common stock are subject to the “penny stock’ rules of the securities and exchange commission and the trading market in our securities will be limited, which will make transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The U.S. Securities and Exchange Commission (the “SEC”) has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks.”  Penny stocks generally are equity securities with a price of less than $5 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market.  A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account.  In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that becomes subject to those penny stock rules.  If a trading market for our common stock develops, our common stock will probably become subject to the penny stock rules, and shareholders may have difficulty in selling their shares.

Any additional financing may dilute existing shareholders and decrease the market price for shares of our common stock.

If we raise additional capital, our existing shareholders may incur substantial and immediate dilution. We estimate that we will need approximately $20,000,000 in additional funds over the next 3 years to complete our business plan. The most likely source of future funds available to us is through the sale of additional shares of common stock. Such sales might occur below market price and below the price of which existing shareholders purchased their shares.

Our Articles of Incorporation provide indemnification for officers, directors and employees.

Our governing instruments provide that officers, directors, employees and other agents and their affiliates shall only be liable to our Company for losses, judgments, liabilities and expenses that result from the negligence, misconduct, fraud or other breach of fiduciary obligations. Thus certain alleged errors or omissions might not be actionable by us. The governing instruments also provide that, under the broadest circumstances allowed under law, we must indemnify our officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with our Company, including liabilities under applicable securities laws.

The market price of our common stock may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our shares of common stock trading on the OTCQB will fluctuate significantly. There is a volatility associated with Bulletin Board securities in general and the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

•	sales or potential sales of substantial amounts of our common stock;
•	delay or failure in initiating or completing pre-clinical or clinical trials or unsatisfactory results of these trials;
•	announcements about us or about our competitors, including clinical trial results, regulatory approvals or new product introductions;
•	developments concerning our licensors, product manufacturers or our ability to produce Man-01;
•	developments concerning our licensors, product manufacturers or our ability to produce SR89;
•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;
•	conditions in the pharmaceutical or biotechnology industries;
•	governmental regulation and legislation;
•	variations in our anticipated or actual operating results;
•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;
•	change in general economic trends; and
•	investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market for pharmaceutical and biotechnological companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common stock, regardless of our actual operating performance.

Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, may adversely impact the price of our common stock.

As of March 6, 2017, our transfer agent had recorded approximately 4,036,734 of our outstanding shares of common stock as unrestricted and freely tradable.  The number of shares that are, or are eligible to be, unrestricted and free trading is actually higher as in January 2017 one year had passed from the date that we filed the required Form 10 information upon our ceasing to be a shell company and Rule 144 becomes available for many of our shareholders.  Shares that may be eligible to be unrestricted and free trading may not appear as such on the records of the transfer agent.  Additionally, upon the effectiveness of the registration statement of which this prospectus forms a part, up to an additional 1,775,000 shares (approximately 18.3% of our issued and outstanding shares on the date hereof) will be unrestricted and freely tradeable. A large portion of the shares that are freely tradable, were issued at a price that is significantly below the closing price of $3.90 as of March 6, 2017. If the holders of our free trading shares wanted to make a profit on their investment (or if they wish to sell for a loss), there might not be enough purchasers to maintain the market price of our common stock on the date of such sales.  Any such sales, or the fear of such sales, could substantially decrease the market price of our common stock and the value of your investment.

We have not paid dividends to date and do not intend to pay any dividends in the near future.

We have never paid dividends on our common stock and presently intend to retain any future earnings to finance the operations of our business. You may never receive any dividends on our shares.

The exercise of warrants and the conversion of debentures or future sales of our common stock may further dilute the shares of common stock you receive in this offering.

We have granted warrants exercisable into 1,047,500 shares of common stock, issued notes convertible (including the $1,500,000 convertible note issued as part of the Purchase Agreement) into a maximum of 1,460,381 shares of common stock (assuming conversion at the floor price of the respective notes), and entered into a Purchase Agreement for the sale of additional notes convertible into up to 1,250,000 shares of common stock (assuming conversion at the floor price of $2.00 per share). The issuance of any shares of common stock pursuant to exercise of such options and warrants, the redemption of the debentures or issuances under the Purchase Agreement could be at a per share price below the offering price of shares being acquired in this offering.

Our Board of Directors is authorized to sell additional shares of common stock, or securities convertible into shares of common stock, if in their discretion they determine that such action would be beneficial to us. Approximately 96% of our authorized shares of common stock and 100% of our shares of preferred stock are available for issuance.  Any such issuance would dilute the ownership interest of persons acquiring common stock in this offering, and any such issuance at a share price lower than then net tangible book value per share at the time an investor purchased its shares would dilute the net tangible value per share for such investor.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholder. As of the date hereof, we received $1,500,000 from the sale of a Convertible Note to the selling stockholder under the Purchase Agreement (prior to accounting for due diligence and structuring fees of $10,000 and monitoring fees of $75,000). Within one day from the date we file the registration statement of which this prospectus forms a part, we will receive another $1,000,000 from the sale of Convertible Notes to the selling stockholder (prior to accounting for monitoring fees of $50,000). Within one day from the effective date of the registration statement of which this prospectus forms a part, we will receive up to another $1,500,000 from the sale of Convertible Notes to the selling stockholder (prior to accounting for monitoring fees of $75,000). These proceeds will be used for general corporate and working capital or other purposes that our Board of Directors deems to be in our best interest.  As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we may receive.  Accordingly, we will retain broad discretion over the use of these proceeds, if any.

Amount of Proceeds from Sale of Convertible Notes

Shortly after the effectiveness of the registration statement of which this prospectus forms a part, we will have sold an aggregate of $4,000,000 of Convertible Notes.  In connection with those sales, we will have paid $200,000 in monitoring fees to the selling stockholder as well as a due diligence fee of $10,000 for net proceeds of $3,790,000.  We may be required to make additional payments to the selling stockholder.  These additional fees could total $2,650,000, in which case we would have net proceeds from the sale of the Convertible Notes equal to $1,350,000.  The following table set out the payments we have made and may have to make in connection with the sale of $4,000,000 of Convertible Notes.

Monitoring Fee (1)	$200,000
Interest Payments (2)	$200,000
Due Diligence Fee	$10,000
Redemption Premium (3)	$800,000
Maximum Liquidated Damages (4)	$960,000
Maximum Triggering Date Deferral Fee (5)	$480,000
Total:	$2,650,000

(1)	We pay the Selling Shareholder a monitoring fee of 5% of the principal amount of each convertible note at the time of issuance.
(2)	The convertible notes mature in one year and bear interest at a rate of 5% per annum.
(3)
We are required to pay a redemption premium in two circumstances.  If we redeem the convertible notes, we must pay a redemption fee equal to 20% of the principal amount being redeemed. Alternatively, we are required to make monthly payments after the six-month anniversary of the issuance of a Debenture if the daily VWAP is less than $2.00 for a period of twenty consecutive trading days (the “Triggering Date”).  Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the Triggering Date divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% in respect of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.  The maximum value of both redemption premiums is $800,000.

(4)
In the event the registration statements is not timely filed or declared effective, we must pay to the selling stockholder a cash amount equal to 2% per month of the outstanding principal balance of the Notes as liquidated damages and not as a penalty. Liquidated damages shall be capped at 24% of the principal of the Convertible Debentures.

(5)
If there is a Triggering Date, we may, no more than twice, obtain a thirty-day deferral of a monthly payment due as a result thereof through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment.  The maximum value of the Triggering Date deferral fees is $480,000.

We have not made, and do not need to make, any payments to any affiliate of the Selling Shareholder, or any person with whom the Selling Shareholder has a contractual relationship.

The following sets forth upon the issuance of $4,000,000 of Convertible Notes, the gross proceeds paid or payable to us in connection with our issuance of the Convertible Notes, all payments that have been made or that may be required to be made by us in connection with the issuance of the Convertible Notes, our resulting net proceeds and the combined total possible profit to be realized as a result of any conversion discounts regarding the common stock underlying the Convertible Notes.

Gross proceeds to the Company	$4,000,000

All payments that have been made or that may be required to be made by the Company to the Selling Shareholder in the first year of the convertible notes	$2,650,000

Net proceeds to the Company if we make all such payments to the Selling Shareholder	$1,350,000

All payments that have been made or that may be required to be made by the Company to the Selling Shareholder in the first year of the convertible notes as a percentage of net proceeds	196%

The combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes (1)	$652,044

The combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes as a percentage of net proceeds	48.3%

(1)
As calculated in “Selling Stockholder - Potential Profits to Selling Stockholder” using the date of issuance as the conversion date for the first tranche and March 6, 2017 for the other tranches. The actual profit as a result of the conversion discount cannot be calculated until conversion as the conversion price depends on market conditions at and before conversion, and it may be significantly greater.

DETERMINATION OF OFFERING PRICE

The selling stockholder will offer common stock at the prevailing market prices or privately negotiated price. The offering price of our common stock does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. Our common stock may not trade at market prices in excess of the offering price as prices for common stock in any public market will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

PLAN OF DISTRIBUTION

The common stock held by the selling stockholder may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The sale of the selling stockholder’s common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	transactions involving cross or block trades;
•	a purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	in privately negotiated transactions;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	“at the market” into an existing market for the common stock;
•	through the writing of options on the shares;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares of the selling stockholder may be sold only through registered or licensed brokers or dealers. In addition, in certain states, such shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling stockholder may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, or any other exemption available under the Securities Act rather than under this prospectus. In addition, the selling stockholder may transfer the shares of common stock by other means not described in this prospectus.

The selling stockholder may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholder cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, it.

Brokers, dealers or agents participating in the distribution of the shares held by the selling stockholder as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent.  The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholder acquired the securities offered hereby in the ordinary course of business and has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the selling stockholder. If we are notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus.

We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

If the selling stockholder use this prospectus for any sale of the shares of common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

Regulation M

The anti-manipulation rules of Regulation M under the Exchange Act of 1934, as amended (the “Exchange Act”) may apply to sales of our common stock and activities of the selling stockholder.

We have advised the selling stockholder that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

DESCRIPTION OF SECURITIES

General

We are authorized by our articles of incorporation to issue an aggregate of 250,000,000 shares of common stock, par value $0.001 per share, of which 9,693,972 were outstanding as of March 6, 2017, and 100,000,000 shares of preferred stock of which none were outstanding as of March 6, 2017.

This prospectus contains only a summary of the common stock the selling stockholder is offering.

The following summary of the terms of our common stock and preferred stock, respectively, may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our amended and restated articles of incorporation and our amended and restated bylaws. You should refer to, and read this summary together with, our amended and restated articles of incorporation and amended and restated bylaws to review all of the terms of our common stock and preferred stock, respectively, that may be important to you.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Except as otherwise required by Nevada law, and subject to the rights of the holders of preferred stock, if any, all stockholder action is taken by the vote of a majority of the outstanding shares of common stock voting as a single class present at a meeting of stockholders at which a quorum consisting of one-half of the outstanding shares of common stock is present in person or proxy.

Subject to the prior rights of any class or series of preferred stock which may from time to time be outstanding, if any, holders of our common stock are entitled to receive ratably, dividends when, as, and if declared by our board of directors out of funds legally available for that purpose and, upon our liquidation, dissolution, or winding up, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock.

Anti-Takeover Provisions

The provisions of Nevada law and our bylaws may have the effect of delaying, deferring or preventing another party from acquiring control of the company. These provisions may discourage and prevent coercive takeover practices and inadequate takeover bids.

Nevada Law

Nevada law contains a provision governing “acquisition of controlling interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges: 20 to 33-1/3%; 33-1/3 to 50%; or more than 50%.

A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The shareholders or Board of Directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from the control share acquisition act.

The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the Nevada law. An Issuing Corporation is a Nevada corporation which (i) has 200 or more shareholders, with at least 100 of such shareholders being both shareholders of record and residents of Nevada, and (ii) does business in Nevada directly or through an affiliated corporation.

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At this time, we do not believe we have 100 shareholders of record resident of Nevada and we do not conduct business in Nevada directly. Therefore, the provisions of the control share acquisition act are believed not to apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our shareholders.

The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of us. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation.

An “interested stockholder” means the beneficial owner of 10% or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the Board of Directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher, (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Articles of Incorporation and Bylaws

Our articles of incorporation are silent as to cumulative voting rights in the election of our directors. Nevada law requires the existence of cumulative voting rights to be provided for by a corporation's articles of incorporation.  In the event that a few stockholders end up owning a significant portion of our issued and outstanding common stock, the lack of cumulative voting would make it more difficult for other stockholders to replace our Board of Directors or for a third party to obtain control of us by replacing our Board of Directors. Our articles of incorporation and bylaws do not contain any explicit provisions that would have an effect of delaying, deferring or preventing a change in control of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, Phone: (212) 828-8436.

Listing

The shares of our common stock are quoted on the OTCQB under the symbol QBIO. On March 6, 2017, the last reported sale price per share for our common stock on the OTCQB as reported was $3.90.

THE PURCHASE AGREEMENT

The selling stockholders under this prospectus is offering for resale up to 1,775,000 shares of our common stock that may be issued upon conversion of the Convertible Notes. On November 29, 2016, we entered into the Purchase Agreement (as amended on March 8, 2017) with the selling stockholder. Pursuant to the Purchase Agreement, the selling stockholder has agreed to purchase from us up to an aggregate of $4,000,000 worth of Convertible Notes from time to time.

We sold $1,500,000 worth of Convertible Notes to the selling stockholder on November 30, 2016, and we expect to sell an additional $1,000,000 within three days of filing the registration statement of which this prospectus forms a part and an additional $1,500,000 within three days of the SEC’s declaration of effectiveness of the registration statement of which this prospectus forms a part. The conversion price will the lesser of (i) $4.00 and (ii) 93% of the four lowest VWAPs during the last ten trading days immediately preceding the date of such conversion, but in no event will the conversion price be less than $2.00.

The Market Price shall be the average of the four lowest daily volume weighted average prices of the Company’s common stock (as reported by Bloomberg) over the ten consecutive trading days immediately preceding the applicable date.

The Convertible Notes contemplated in the Purchase Agreement mature on November 30, 2017 (“Maturity”). The rate of interest on the Convertible Notes will be 5% per annum. The selling stockholder was granted a security interest on all of our assets. The security interest expires on (i) the date the registration statement of which this prospectus forms a part is declared effective by the SEC, providing that the daily VWAP for our common stock is above $2.00 for 20 consecutive trading days, or (ii) on any date after the registration statement of which this prospectus forms a part is declared effective by the SEC when the daily VWAP for our stock is above the $2.00 for 20 consecutive trading days.

If, after six months from closing, the daily VWAP of our common stock is less than $2.00 for 20 consecutive trading days, the Convertible Notes will become payable in equal monthly installments until the earlier of Maturity or the date that the 20 consecutive trading day VWAP exceeds $2.00. Monthly payments will include principal, interest and a redemption premium equal to 20% of the principal amount being redeemed (the “Amortization Payments”). Amortization Payments will be reduced by any conversion since the payment of our prior Amortization Payment. To avoid an event of default and to extend the period for 30 days in which an Amortization Payment under this Section would be required, the Company may make a payment equal to ten percent of the Amortization Payment due through the issuance of free-trading shares of common stock. We may exercise such extension mechanism no more than two times.

We, in our sole discretion, may redeem in cash any and all amounts owed under the Convertible Notes prior to Maturity by providing the selling stockholder with five business days advance notice. In such a case, we would pay a redemption premium equal to 20% of the principal amount being redeemed.

In the event registration statements are not timely filed or declared effective, then the Company shall pay to the selling stockholder a cash amount within three business days of the end of each month equal to 2% per month of the outstanding principal balance of the Notes as liquidated damages and not as a penalty. Liquidated damages shall be capped after 24 months.

As of March 6, 2017, there were 9,693,972 shares of our common stock outstanding, of which 5,329,827 shares were held by non-affiliates. If the selling stockholder converts the Convertible Notes, the ownership position of the shareholders prior to the conversion would be diluted. If the selling stockholder converts the Convertible Notes into all of the 1,775,000 shares being registered under the registration statement of which this prospectus forms a part, such shares would represent 15.5% of all of our then outstanding shares and 25.0% of the then total number of shares held by non-affiliates (assuming no further issuances). Under the terms of a Registration Rights Agreement entered into with the selling stockholder at the same time as the Purchase Agreement, we must register with the U.S. Securities and Exchange Commission 1,775,000 shares of common stock underlying the Convertible Notes for resale by the selling stockholder Under the Purchase Agreement, however, the Convertible Notes may be converted into more than the 1,775,000 shares of our common stock being offered under this prospectus. The number of shares ultimately offered for resale by the selling stockholder depends upon the number of Convertible Notes we sell to it under the Purchase Agreement, the market price of our common stock (subject to a floor and ceiling if we are not in default of the Convertible Notes) and if we are in default on the Convertible Notes.

Issuances of Convertible Notes in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any conversion of such notes. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to the Equity Purchaser.

SELLING STOCKHOLDER

The shares of common stock being offered by the selling stockholder are those issuable to the selling stockholder upon conversion of the Convertible Notes. We are registering the shares of common stock in order to permit the selling stockholder to offer the shares for resale from time to time. Except for the ownership of the Convertible Notes and entry into the Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock held by the selling stockholder. The second column lists the number of shares of common stock beneficially owned by the selling stockholders as of March 6, 2017, assuming conversion of the Convertible Notes but taking account of any limitations on conversion and exercise set forth therein.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholder and does not take in account any limitations on conversion of the Convertible Notes set forth therein.

The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

Under the terms of the Convertible Notes and the Purchase Agreement, the selling stockholder may not convert the Convertible Notes and we may not exercise the puts under the Purchase Agreement to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.9%. The number of shares in the second column reflects these limitations. The selling stockholder may sell all, some or none of its shares in this offering.  See “Plan of Distribution”.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (2)	Number of Shares of Common Stock Owned After Offering (3)	Which May Be Sold in This Offering As A Percentage of Currently Outstanding Shares (4)	Percentage of Shares of Common Stock Owned After the Offering (5)
YA II CD, LTD.(1)	0	1,775,000	325,000	18.3%	2.8%

(1)
YA II CD, Ltd (“YA”) is the investor under the Purchase Agreement. Yorkville Advisors Global, LP ("Yorkville LP") is YA II CD, Ltd.’s. investment manager and Yorkville Advisors Global II, LLC ("Yorkville LLC") is the General Partner of Yorkville LP. All investment decisions for YA are made by Yorkville LLC's President and Managing Member, Mr. Mark Angelo. The address of YA is 1012 Springfield Avenue, Mountainside, NJ 07092, Attention: Mark Angelo, Portfolio Manager.

(2)
Includes shares of common stock underlying the Convertible Notes that may held by the selling stockholder that are covered by this prospectus, including any such securities that, due to contractual restrictions, may not be exercisable if such conversion or put would result in beneficial ownership greater than 4.9%.

(3)
Represents the difference between the maximum number of shares into which the principal and interest on the Convertible Notes may be converted and the shares being registered under the registration statement of which this prospectus forms a part.

(4)
Assumes that the total number of our issued and outstanding common shares remains unchanged at 9,693,972 prior to the issuance of the common shares underlying the Convertible Notes.  If all of the shares are sold pursuant to this offering and the total number of our issued and outstanding common shares otherwise remains unchanged at 9,693,972, such shares sold in this offering shall equal approximately 15.5% of the then issued outstanding shares of our common stock

(5)
Assumes that the total number of our issued and outstanding common shares remains unchanged at 9,693,972 prior to the issuance of the common shares underlying the Convertible Notes, that the selling stockholder exercises its right to convert all of the principal and interest on the convertible notes at the floor price of $2.00 and that it sells all of the shares offered pursuant to this prospectus.

Additional Selling Stockholder Information
Number of Shares outstanding prior to the Convertible Notes transaction held by persons other than the Selling Shareholders, affiliates of the Company, and affiliates of the Selling Shareholder	5,329,827
Number of Shares registered for resale by the Selling Shareholder or affiliates of the Selling Shareholder in prior registration statements	0
Number of Shares registered for resale by the Selling Shareholder or affiliates of the Selling Shareholder that continue to be held by the Selling Shareholder or affiliates of the Selling Shareholder	0
Number of Shares that have been sold in registered resale transactions by the Selling Shareholder or affiliates of the Selling Shareholder	0
Number of Shares registered for resale on behalf of the Selling Shareholder or affiliates of the Selling Shareholder in the current transaction	1,775,000

Potential Profits to Selling Stockholder

The table below sets out that the total possible profit that the selling shareholder can realize as a result of the conversion discount for the securities underlying the convertible notes is $652,044.  For the purposes of this table we have used November 29, 2016 as the date of sale for the first $1,500,000 of convertible debenture, which is the date that the first convertible debenture was issued and sold to the selling shareholder.  For your convenience, we used March 6, 2017 as the date of sale for the $2,500,000 of convertible debentures that could be issued and sold at the second and third closing as the conversion price on the date of sale of those notes is not currently known.

	$1,500,000 of Convertible Notes (1)	$1,000,000 of Convertible Notes (2)	$1,500,000 of Convertible Notes (2)

Closing market price per share of the underlying securities on date of issuance	$3.42	3.90	3.90

Conversion price per share securities on date of issuance	$2.9787	3.3635	3.3635

Total possible shares to be received in connection with the conversion of the securities at such conversion price (3)	528,754	312,175	468,262

Combined market price of the total number of underlying shares (3)	$1,808,339	1,217,483	1,826,222

Total possible shares to be received and the combined conversion price of the total number of shares	$1,575,000	$1,050,000	$1,575,000

Total possible discount to the market price as of the date of sale of the secured convertible notes (2)	$0.4413	0.5365	0.5365

Total possible profit that could be realized as a result of the conversion discount as of the date of sale of the secured convertible notes	$233,339	167,483	251,222

(1)	These convertible notes were issued on November 29, 2016
(2)
These convertible notes are to be issued the first business day following the date on which the registration statement of which this prospectus forms a part is filed with the SEC.  As we cannot calculate the conversion price and do not know the conversion price for this future date, for your convenience we have estimated the amounts in this column using that information as of March 6, 2017. The actual conversion price on the date of issuance of these notes may differ.

(3)	Includes interest of 5%.

If at any time 93% of the average of the 4 lowest daily VWAP’s during the 10 consecutive trading days immediately preceding a conversion date is greater than $4.00, then the conversion price will be fixed at $4.00.  In that case, the total possible profit that the selling shareholder can realize on a per share basis will be equal to the market price at such time minus the conversion price of $4.00.  There is no upper limit on the potential profit that the selling shareholder can realize in such cases.

BUSINESS

Our Strategy

Our aim is to be a leading biotechnology acceleration and development company dedicated to acquiring and providing strategic resources to pre-clinical, clinical stage and near revenue healthcare companies and products. We have identified several targets that could provide a substantial pipeline of innovative and high value assets. We aim to maximize risk-adjusted returns by focusing on multiple assets throughout the discovery and development cycle. We expect to benefit from early positioning in illiquid and/or unknown private assets with multiple potential products in their development cycle and capitalize on valuation growth as they move forward in their development.

•
Strategically collaborate or in- and out-license select programs.
We seek to collaborate or in- and out-license certain potentially therapeutic candidate products to biotechnology or pharmaceutical companies for preclinical and clinical development and commercialization.

•
Highly leverage external talent and resources.
We plan to maintain and further build our team which is skilled in evaluating technologies for development and product development towards commercialization. By partnering with industry specific experts, we are able to identify undervalued assets that we can fund and assist in enhancing inherent value. We plan to continue to rely on the extensive experience of our management team to execute on our objectives.

•
Evaluate commercialization and monetization strategies on a product-by-product basis in order to maximize the value of our product candidates or future potential products.
As we move our drug candidates through development toward regulatory approval, we will evaluate several options for each drug candidate’s commercialization or monetization strategy. These options include building our own internal sales force; entering into a joint marketing partnership with another pharmaceutical or biotechnology company, whereby we jointly sell and market the product; and out-licensing any product that we develop by ourselves or jointly with another party, whereby another pharmaceutical or biotechnology company sells and markets such product and pays us a royalty on sales. Our decision will be made separately for each product and will be based on a number of factors including capital necessary to execute on each option, size of the market to be addressed and terms of potential offers from other pharmaceutical and biotechnology companies. It is too early for us to know which of these options we will pursue for our drug candidates, assuming their successful development.

•
Acquire commercially or near-commercially ready products and build out the current market for such.
In addition to acquiring pre-clinical products, in assembling a diversified portfolio of healthcare assets, we plan on acquiring assets that are either FDA approved or are reasonably expected to be FDA approved within 12 months of our acquiring them. We anticipate hiring a contract sales organization to assume the bulk of the sales and distribution efforts related to any such product.

General information

We were incorporated in the State of Nevada on November 22, 2013 under the name ISMO Technology Solutions and attempted to establish a base of operation in the information technology sector and provide IT hardware, software and support solutions to businesses and households. However, we did not pursue our business plan to any great extent due to the deteriorating health of the major shareholder and CEO, Mr. Enrique Navas.

On August 5, 2015, we recorded a stock split effectuated in the form a stock dividend.  The stock dividend was paid at a rate of 1.5 “new” shares for every one issued and outstanding share held. All common share amounts and per share amounts as referred throughout this prospectus have been adjusted to reflect the stock split.

On April 21, 2015, we issued 2,500,000 shares of our common stock to Mr. Denis Corin pursuant to a consulting agreement and Mr. Corin also agreed to join the Board of Directors. On July 15, 2016, we issued to Mr. Corin five-year warrants to purchase 150,000 shares of common stock at a price of $1.45 per share.

On June 1, 2015, our shareholders elected Mr. William Rosenstadt to the Board of Directors and appointed him as general counsel.  In exchange for such services for a one-year term, we agreed to pay Mr. Rosenstadt 375,000 shares of our common stock. We engaged the law firm at which Mr. Rosenstadt is a partner to provide us with legal services. We have paid for these services through the issuance to such law firm of 500,000 shares of our common stock on June 1, 2015, five-year warrants to purchase 250,000 shares of common stock at a price of $4.15 per share on January 15, 2016 and five-year warrants to purchase 50,000 shares of common stock at a price of $1.45 per share on July 16, 2016. On July 15, 2016, we issued Mr. Rosenstadt five-year warrants to purchase 150,000 shares of common stock at a price of $1.45 per share for his services as a director.

Also on June 1, 2015, our Board of Directors determined it was in the best interest of the Company to establish a base of operations in the biomedical industry.  As a result, the Board of Directors approved a change in the Company’s name from “ISMO Tech Solutions, Inc.” to “Q BioMed Inc.”  Q BioMed Inc. established its business as a biomedical acceleration and development company focused on licensing, acquiring and providing strategic resources to life sciences and healthcare companies.

On July 23, 2015, our founder and CEO, Mr. Enrique Navas, resigned from his position a director of our company and any positions that he held as an officer of the Company.  This resignation did not result from any dispute or disagreement with us, our independent accountants, our counsel or our operations, policies and practices. Mr. Navas agreed to return 3,750,000 shares of common stock owned by him to the treasury.

On October 27, 2015, we filed a Certificate of Amendment to our Articles of Incorporation with the Secretary of State of Nevada to increase the number of shares of common stock that we are authorized to issue from 100,000,000 shares to 250,000,000 shares.  The Certificate of Amendment affected no provisions of our Articles of Incorporation other than the number of common stock that were are authorized to issue, and we are still authorized to issue 100,000,000 shares of preferred stock.

Our Drug Discovery Approach

Our mission is to: (i) license and acquire innovative life sciences assets from academia or small private companies and provide the strategic capital, including intellectual, business development and financial advice to accelerate their product development timeline; (ii) commercialize innovative drug candidates with novel mechanisms of action using our ability to raise capital and bring experienced advisors to assist in developing such commercial plan; and (iii) acquire FDA approved drugs and medical devices with limited current and commercial activity with the goal of developing a larger commercial market.

Research and Development Pipeline

In the fiscal years ended November 30, 2016 and 2015, we have incurred approximately $1.3 million and $598,000, respectively, on research and development activities, including the issuance of 50,000 and 200,000 shares of common stock issued to Bio-Nucleonics Inc. (“BNI”) and Mannin Research Inc. (“Mannin”) in the corresponding year, valued at approximately $160,000 and $548,000, respectively.

Mannin IP

On October 29, 2015, we entered into a Patent and Technology License and Purchase Option Agreement with Mannin whereby we were granted a worldwide, exclusive license on, and option to acquire, certain Mannin intellectual property (“Mannin IP”) within the four-year term (the “Mannin Exclusive License”).

The Mannin IP is initially focused on developing a first-in-class eye drop treatment for glaucoma. The technology platform may be expanded in scope beyond ophthalmological uses and may include cystic kidney disease and others. The initial cost to acquire the Mannin Exclusive License was $50,000 and the issuance of 200,000 shares of our common stock, valued at $548,000, subject to an 18-month restriction from trading and subsequent leak-out conditions. Upon Mannin completing a successful phase 1 proof of concept trial in glaucoma, we will be obligated to issue an additional 1,000,000 shares of our common stock to Mannin, also subject to leak-out conditions. We believe this milestone could occur in the fourth quarter of 2018.

Pursuant to the Mannin Exclusive License, we may purchase the Mannin IP within the next four years in exchange for: (i) investing a minimum of $4,000,000 into the development of the Mannin IP and (ii) possibly issuing Mannin additional shares of our common stock based on meeting pre-determined valuation and market conditions.  During the year ended November 30, 2016, we incurred approximately $1.1 million in research and development expenses to fund the costs of development of the eye drop treatment for glaucoma pursuant to the Exclusive License, of which an aggregate of $654,000 was already paid as of November 30, 2016.  Through November 30, 2016, we funded an aggregate of $704,000 to Mannin under the Exclusive License.

In the event that: (i) we do not exercise the option to purchase the Mannin IP; (ii) we fail to invest the $4,000,000 within four years from the date of the Mannin Exclusive License; or (iii) we fail to make a diligent, good faith and commercially reasonable effort to progress the Mannin IP, all Mannin IP shall revert back to Mannin and we shall be granted the right to collect twice the monies invested through that date of reversion by way of a royalty along with other consideration which may be perpetual.

Bio-Nucleonics IP

On May 30, 2016, we entered into a Patent and Technology License and Purchase Option Agreement with BNI, which agreement was amended on September 6, 2016, whereby we were granted a worldwide, exclusive license on certain BNI intellectual property (“BNI IP”) and the option to acquire the BNI IP within three years of the BNI (the “BNI Exclusive License”).

The BNI IP consists of generic Strontium Chloride SR89 (“SR89”) (Generic Metastron®) and all of BNI’s intellectual property relating to it. Currently, SR89 is a radiopharmaceutical option for cancer bone pain therapy. We plan on exploring options to broaden the technology platform in scope to uses beyond metastatic bone pain. In exchange for the consideration, we agreed, upon reaching various milestones, to issue to BNI an aggregate of 110,000 shares of common stock that are subject to restriction from trading until commercialization of the product (approximately 12 months) and subsequent leak-out conditions, and provide funding to BNI for an aggregate of $850,000 in cash, of which we had paid $20,000 as of November 30, 2016.  Once we have funded up to $850,000 in cash, we may exercise the option to acquire the BNI IP at no additional charge.  In September 2016, we issued 50,000 shares of common stock, with a fair value of $160,500, to BNI pursuant to the BNI Exclusive License.

We are not obligated to provide further funding to BNI until BNI satisfies all of its pre-existing obligations to third party vendors totaling $163,500.  To this end, we had provided an aggregate of approximately $38,000 through November 30, 2016 to BNI to help settle its obligations, which we recognized as research and development expenses in the accompanying Statements of Operations.

In the event that: (i) we do not exercise the option to purchase the BNI IP; (ii) we fail to invest the $850,000 within three years from the date of the Exclusive License; or (iii) we fail to make a diligent, good faith and commercially reasonable effort to progress the BNI IP, all BNI IP shall revert back to BNI and we shall be granted the right to collect twenty percent of the monies invested through that date of reversion by way of a royalty until such time that the aggregate of royalties paid exceeds twice the aggregate of all total cash investment paid by Q Bio along with other consideration which may be perpetual.

Patents and Intellectual Property Rights

If products we acquired do not have adequate intellectual protection, we will take the necessary steps to protect our proprietary therapeutic product candidate assets and associated technologies that are important to our business consisting of seeking and maintaining domestic and international patents. These may cover our products and compositions, their methods of use and processes for their manufacture and any other inventions that may be commercially important to the development of our business. We also rely on trade secrets to protect aspects of our business. Our competitive position depends on our ability to obtain patents on our technologies and our potential products, to defend our patents, to protect our trade secrets and to operate without infringing valid and enforceable patents or trade secrets of others. We seek licenses from others as appropriate to enhance or maintain our competitive position.

In connection with Man-01, the drug candidate for the treatment of Primary Open Angle Glaucoma, we hold a license to all intellectual property related thereto. A U.S. patent was filed in 2015 as it related to Man-01, and we plan to file international patent applications in 2016.

In connection with SR89, we hold a license to all intellectual property related thereto.

We do not hold, and have not applied for, any patents.

Competition

We operate in highly competitive segments of the biotechnology and biopharmaceutical markets. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Our product candidates, if successfully developed and approved, will compete with established therapies, as well as new treatments that may be introduced by our competitors. Many of our competitors have significantly greater financial, product development, manufacturing and marketing resources than us. Large pharmaceutical companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. In addition, many universities and private and public research institutes are active in the fields in which we research, some in direct competition with us. We also may compete with these organizations to recruit management, scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. New developments, including the development of other biological and pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our product candidates obsolete or noncompetitive. We will also face competition from these third parties in recruiting and retaining qualified personnel, establishing clinical trial sites and patient registration for clinical trials and in identifying and in-licensing new product candidates.

Our generic SR89 product candidate will compete directly with Metastron® which is produced by a subsidiary of General Electric Company, a company with a market capitalization of over $250 billion. Metastron is currently the sole SR89 product for the treatment of cancer related bone pain, and we may not be able to penetrate this market sufficiently. General Electric Company may choose to significantly reduce the cost of Metastron, and we may face further price competition if other companies choose to produce a generic SR89 product. Such price competition may cause us to reduce our price and in turn, decrease any revenues we may generate.

Government Regulation

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our product candidates, Man-01 and our SR89 product candidate, are subject to extensive regulation by the FDA in the United States and by comparable health authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive approval of a BLA from the FDA. The process of obtaining BLA approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. In addition to the significant clinical testing requirements, our ability to obtain marketing approval for these products depends on obtaining the final results of required non-clinical testing, including characterization of the manufactured components of our product candidates and validation of our manufacturing processes. The FDA may determine that our product manufacturing processes, testing procedures or facilities (or those of third parties upon which we rely) are insufficient to justify approval. Approval policies or regulations may change and the FDA has substantial discretion in the pharmaceutical approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.

The FDA or another regulatory agency can delay, limit or deny approval of a product candidate for many reasons, including, but not limited to:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;
•	we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe and effective for any indication;
•	the FDA may not accept clinical data from trials which are conducted by individual investigators or in countries where the standard of care is potentially different from the United States;
•	the results of clinical trials may not meet the level of statistical significance required by the FDA for approval;
•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•	the FDA may disagree with our interpretation of data from preclinical studies or clinical trials;
•	the FDA may fail to approve our manufacturing processes or facilities or those of third-party manufacturers with which we or our collaborators contract for clinical and commercial supplies; or
•	the approval policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval.

With respect to foreign markets, approval procedures vary among countries and, in addition to the aforementioned risks, can involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, recent events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new pharmaceuticals based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us from commercializing our product candidates.

Costs and Effects of Compliance with Environmental Laws

Federal, state, and international environmental laws may impose certain costs and restrictions on our business. We do not believe that we have yet spent or lost money due to these laws and regulations.

Product Liability and Insurance

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and the eventual sale and use of any product candidates, and claims could be brought against us if use or misuse of one of our product candidates causes, or merely appears to have caused, personal injury or death. While we have and intend to maintain product liability insurance relating to our clinical trials, our coverage may not be sufficient to cover claims that may be made against us and we may be unable to maintain such insurance. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources or destroy the prospects for commercialization of the product which is the subject of any such claim. We are unable to predict if we will be able to obtain or maintain product liability insurance for any products that may be approved for marketing. Additionally, we have entered into various agreements where we indemnify third parties for certain claims relating to our product candidates. These indemnification obligations may require us to pay significant sums of money for claims that are covered by these indemnifications. We currently do not maintain product liability insurance.

Employees

As of March 6, 2017, we had no employees and four management consultants.

Properties

We do not own any properties. We have set up a leased office space in the Cayman Islands.

Legal Proceedings

We are not a party to any material pending legal proceeding, arbitration or governmental investigation, and to the best of our knowledge, no such proceedings have been initiated against us.

MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES
Market Information

Our common stock is listed on the Over the Counter QB (“OTCQB”) under the symbol “QBIO”. The market for our common stock is limited, volatile and sporadic. The following table sets forth, for the periods indicated, the high and low bid prices of our common stock on the OTCQB as reported by Google Finance. The following quotations reflect inter-dealer prices, without retail mark-up, markdown, or commissions, and may not reflect actual transactions. Those fiscal quarters during which there were no sales of our common stock have been labeled as “n/a”.

	High Bid		Low Bid
Fiscal Year 2017
February 28, 2017		$12.61		$3.20
Fiscal Year 2016
November 30, 2016		$6.00		$2.39
August 31, 2016		$4.14		$1.26
May 31, 2016		$4.10		$2.00
February 29, 2016		$4.69		$2.35

Fiscal Year 2015
November 30, 2015		$3.56		$1.95
August 31, 2015		$4.40		$1.30
May 31, 2015	$	n/a	$	n/a
February 28, 2015	$	n/a	$	n/a

The last reported sales price for our shares on the OTCQB as of March 6, 2017, was $3.90 per share. As of March 6, 2017, we had approximately 3840 shareholders who held stock through securities position listings.

Dividend Policy

We have never declared or paid any cash dividends on our common stock.  For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business and do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that the board of directors considers relevant.

Securities Authorized For Issuance under Compensation Plans

None.

Stock Incentive Plan

None.

Warrants and Convertible Securities

As of November 30, 2016, we had granted warrants exercisable into 1,047,500 shares of common stock, issued outstanding notes convertible into a maximum of 1,460,381 shares of common stock (including interest and assuming conversion at the floor price of the respective notes) and entered into a Purchase Agreement for the sale of additional notes convertible into up to 1,250,000 shares of common stock (assuming conversion at $2.00 per share). The issuance of any shares of common stock pursuant to exercise of such options and warrants, the redemption of the debentures or issuances under the Purchase Agreement could be at per share price below the offering price of shares being acquired in this offering.

Recent Sales of Unregistered Securities

None.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Q BioMed Inc. (or “the Company”) was incorporated in the State of Nevada on November 22, 2013 and is a biomedical acceleration and development company focused on licensing, acquiring and providing strategic resources to life sciences and healthcare companies. We intend to mitigate risk by acquiring multiple assets over time and across a broad spectrum of healthcare related products, companies and sectors.  We intend to develop these assets to provide returns via organic growth, revenue production, out-licensing, sale or spin out.

Recent Developments

Acquisition of license right

On September 6, 2016, we entered into the Patent and Technology License and Purchase Option Agreement (“Patent and Technology License and Purchase Option Agreement”) with Bio-Nucleonics Inc. (“BNI”) whereby we were granted a worldwide, exclusive, perpetual, license on, and option to, acquire all of BNI’s assets related to an FDA approved generic drug for the treatment of pain associated with metastatic bone cancer, Strontium Chloride (“SR89”), within the three-year term of the Exclusive License (“BNI IP”).

This licensed radiopharmaceutical agent is indicated for the treatment of pain associated with metastatic bone cancer. SR89 provides long lasting relief for patients suffering from bone pain due to metastatic cancer, typically caused by advanced-stage breast, prostate or lung cancer. The drug is preferentially absorbed in bone metastases, it has been proven to provide a long-term effect resulting in non-narcotic cancer pain relief and enhanced quality of life.

In exchange for the consideration, we agreed to, upon reaching various milestones, issue to BNI an aggregate of 110,000 shares of common stock that are subject to restriction from trading until commercialization of the product (approximately 12 months) and subsequent leak-out conditions and provide funding to BNI for an aggregate of $850,000 in cash, of which we had paid $20,000 as of November 30, 2016.  Once we have funded up to $850,000 in cash, we may exercise its option to acquire the BNI IP at no additional charge.  In September 2016, we issued 50,000 shares of common stock, with a fair value of $160,500, to BNI pursuant to the BNI Exclusive License.

We are not obligated to provide further funding to BNI until BNI satisfies all of its pre-existing obligations to third party vendors totaling $163,500.  To this end, we had provided an aggregate of approximately $38,000 through November 30, 2016 to BNI to help settle its obligations, which we recognized as research and development expenses in the accompanying Statements of Operations.

In the event that: (i) we do not exercise the option to purchase the BNI IP; (ii) we fail to make the aggregate cash payment within three years from the date of the Exclusive License; or (iii) we fail to make a diligent, good faith and commercially reasonable effort to progress the BNI IP, all BNI IP shall revert to BNI and we shall be granted the right to collect twice the monies invested through that date of reversion by way of a royalty along with other consideration which may be perpetual.

Mannin License Update

Additionally, Mannin Research Inc. our technology partner company focused on drug candidate MAN-01 for treatment of Primary Open Angle Glaucoma (POAG), has initiated pre-clinical lead candidate optimization of a small molecule for topical application. Lead candidate selection is progressing on-time and on-budget. The topical application in the form of an easy to administer eye drop is a key differentiator for Mannin and aims to solve the compliance problems and invasive procedures currently available to patients suffering from glaucoma.

Mannin is continuing its focus on research and discovery on the biology of Tie2/TEK signaling and its relationship with Schlemm’s Canal function and regulation of intra-ocular pressure. Additional data sets and IP have been developed around this novel mechanism of action.  Mannin is evaluating strategic partnerships opportunities to grow its intellectual property portfolio within the Tie2/TEK signaling market, and is seeking complementary technologies to strengthen its product pipeline. We are pleased with the progress Mannin research teams have achieved over the past three months. Recent work in the lab underscores the essential role of the Mannin platform in the development of the anterior chamber of the eye – which contain the structures needed to maintain safe levels of intraocular pressure.

In February 2017, Mannin Research, was accepted into Johnson & Johnson Innovation, JLABS @ Toronto. JLABS @ Toronto is a 40,000 square-foot life science innovation center. The labs provide a flexible environment for start-up companies pursuing new technologies and research platforms to advance medical care. Through a "no strings attached" model, Johnson & Johnson Innovation does not take an equity stake in the companies occupying JLABS and the companies are free to develop products - either on their own, or by initiating a separate external partnership with Johnson & Johnson Innovation or any other company.

Mannin will utilize JLABS @ Toronto as complementary lab space to conduct commercial research and development as it relates to its MAN-01 program for Glaucoma and to the greater Tie2 platform technology. As a resident, Mannin will have access to the development and commercialization expertise provided by JLABS @ Toronto.

Financial Overview

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our audited financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 30, 2016 and 2015.  The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and accounts payable because they are short term in nature.

FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

●
Level 1: The preferred inputs to valuation efforts are “quoted prices in active markets for identical assets or liabilities,” with the caveat that the reporting entity must have access to that market.  Information at this level is based on direct observations of transactions involving the same assets and liabilities, not assumptions, and thus offers superior reliability. However, relatively few items, especially physical assets, actually trade in active markets.

●
Level 2: FASB acknowledged that active markets for identical assets and liabilities are relatively uncommon and, even when they do exist, they may be too thin to provide reliable information. To deal with this shortage of direct data, the board provided a second level of inputs that can be applied in three situations.

●
Level 3: If inputs from levels 1 and 2 are not available, FASB acknowledges that fair value measures of many assets and liabilities are less precise. The board describes Level 3 inputs as “unobservable,” and limits their use by saying they “shall be used to measure fair value to the extent that observable inputs are not available.” This category allows “for situations in which there is little, if any, market activity for the asset or liability at the measurement date”. Earlier in the standard, FASB explains that “observable inputs” are gathered from sources other than the reporting company and that they are expected to reflect assumptions made by market participants.

Fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of and during the years ended November 30, 2016 and 2015. The respective carrying value of cash and accounts payable approximated their fair values as they are short term in nature.

As of November 30, 2016, the estimated aggregate fair value of all outstanding convertible notes payable is approximately $3.3 million. The fair value estimate is based on the estimated option value of the conversion terms, since the strike price of each note series is deep in-the-money at November 30, 2016. The estimated fair value represents a Level 3 measurement.

Embedded Conversion Features

We evaluate embedded conversion features within convertible debt to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in the Statement of Operations.  If the conversion feature does not require recognition of a bifurcated derivative, the convertible debt instrument is evaluated for consideration of any beneficial conversion feature (“BCF”) requiring separate recognition. When we record a BCF, the intrinsic value of the BCF is recorded as a debt discount against the face amount of the respective debt instrument (offset to additional paid-in capital) and amortized to interest expense over the life of the debt.

Derivative Financial Instruments

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the Statement of Operations. Depending on the features of the derivative financial instrument, we use either the Black-Scholes option-pricing model or a binomial model to value the derivative instruments at inception and subsequent valuation dates.  The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

Stock Based Compensation Issued to Nonemployees

Common stock issued to non-employees for acquiring goods or providing services is recognized at fair value when the goods are obtained or over the service period. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non-employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

Research and Development

We expense the cost of research and development as incurred.  Research and development expenses comprise costs incurred in funding research and development activities, license fees, and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with ASC 730, Research and Development.

Income Taxes

Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled.  Deferred income tax expenses or benefits are based on the changes in the asset or liability each period.  If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized.  Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.  Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.  Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

We apply a more-likely-than-not recognition threshold for all tax uncertainties, which only allows the recognition of those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities. As of November 30, 2016, we reviewed our tax positions and determined there were no outstanding, or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by the taxing authorities, therefore this standard has not had a material effect on us.

Our policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest during the years ended November 30, 2016. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Recent accounting pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern that will require management to evaluate whether there are conditions and events that raise substantial doubt about our ability to continue as a going concern within one year after the financial statements are issued on both an interim and annual basis. Management will be required to provide certain footnote disclosures if it concludes that substantial doubt exists or when its plans alleviate substantial doubt about our ability to continue as a going concern. We adopted ASU No. 2014-15 in the fourth quarter of 2016, and its adoption did not have a material impact on our financial statements.
In March 2016, the FASB issued ASU No. 2016-06, Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments. This new standard simplifies the embedded derivative analysis for debt instruments containing contingent call or put options by removing the requirement to assess whether a contingent event is related to interest rates or credit risks. This new standard will be effective for us on January 1, 2017. The adoption of this standard is not expected to have a material impact on our financial position, results of operations, or cash flows.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This new standard clarifies certain aspects of the statement of cash flows, including the classification of debt prepayment or debt extinguishment costs or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees and beneficial interests in securitization transactions. This new standard also clarifies that an entity should determine each separately identifiable source of use within the cash receipts and payments on the basis of the nature of the underlying cash flows. In situations in which cash receipts and payments have aspects of more than one class of cash flows and cannot be separated by source or use, the appropriate classification should depend on the activity that is likely to be the predominant source or use of cash flows for the item. This new standard will be effective for us on January 1, 2018. We are currently evaluating the impact of this new standard and does not expect it to have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This new standard clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This new standard will be effective for us on January 1, 2018, but may be adopted early. Adoption is prospectively applied to any business development transaction. The adoption of this standard is not expected to have a material impact on our financial position, results of operations, or cash flows.

Results of Operation for the years ended November 30, 2016 and 2015

	For the years ended November 30,
	2016	2015
Operating expenses:
General and administrative expenses	$5,032,257	$354,138
Research and development expenses	1,314,250	598,000
Total operating expenses	6,346,507	952,138

Other (income) expense:
Interest expense	480,285	14,511
Gain on extinguishment of convertible note	(134,085)	-
Loss on conversion of debt	85,123	20,968
Loss on issuance of convertible notes	481,000	-
Change in fair value of embedded conversion option	(121,000)	99,000
Change in fair value of warrant liability	(7,587)	-
Loss on modification of Private Placement Units	41,268	-
Total other expenses	825,004	134,479

Net Loss:	$(7,171,511)	$(1,086,617)

Revenues

Q BioMed Inc. was incorporated, in the State of Nevada on November 22, 2013, focusing on licensing, acquiring and providing strategic resources to life sciences and healthcare companies.  Revenue will only be possible when we have acquired licenses for commercially ready assets that can be sold. During the years ended November 30, 2016 and 2015, we did not generate any revenues.

Operating expenses

We incur various costs and expenses in the execution of our business. During the year ended November 30, 2016, we incurred approximately $6.3 million in total expenses, including approximately $5 million in general and administrative expenses and approximately $1.3 million in research and development expenses.  During the year ended November 30, 2015, we incurred approximately $1 million in total expenses, including approximately $0.4 million in general and administrative expenses and $0.6 million in research and development expenses.  The increase in general and administrative expenses was mainly due to an increase in business development and marketing activities in fiscal year 2016 as compared to the prior year.  The increase in research and development was mainly due to the investment to BNI and Mannin, pursuant to the agreements, in fiscal 2016.

Other (income) expenses

Our total other expenses increased to $825,000 during the year ended November 30, 2016 from $134,000 during the prior year, primarily as the result of increases in interest expense, losses on the issuance of convertible notes, and losses on the conversion of debt, partially offset by gains on extinguishments of convertible notes and the change in fair value of bifurcated conversion options of certain convertible notes.

During the year ended November 30, 2016, interest expense increased to $480,000 from $15,000 in the prior year, resulting from the increase in debt year-over-year. We raised $2,645,000 in debt during the year ended November 30, 2016. Interest expense in the year ended November 30, 2016 is comprised of approximately $414,000 accretion of debt discount and approximately $66,000 of accrued interest expense based on the coupon interest rate of the debt.

During the year ended November 30, 2016, we recognized losses upon the issuance of convertible notes of $481,000 and had no such losses in the prior year. In connection with the issuance of our Series A, B, C Notes, and the original issuance of our Series D Notes, during the year ended November 30, 2016, the embedded conversion feature in each note was separately measured at fair value. The initial recognition resulted in an aggregate debt discount of approximately $750,000, and an aggregate loss of $481,000, which represented the excess of the fair value of the embedded conversion at initial issuance of $1.2 million over the aggregate principal amount of convertible debt issued.

During the year ended November 30, 2016, losses on conversion of debt increased to approximately $85,000 from approximately $21,000 in the prior year. The recognized losses result for the conversion of notes where the conversion option has been bifurcated for accounting purposes. As a result, conversions are recognized as an extinguishment of the bifurcated conversion option and of the loan host, which results in a gain or loss based on the difference between the carrying value of the conversion option and loan host compared to the fair value of the common stock issued to convert the note.

During the year ended November 30, 2016, we recognized a gain of approximately $134,000 resulting from a modification of outstanding Series D convertible notes that was recognized as an extinguishment. No such gain was recognized in the prior year.

During the year ended November 30, 2016, we recognized a gain of $121,000 for the aggregate decrease in fair value of conversion options embedded in convertible notes. We recognized a loss of $99,000 in the year ended November 30, 2015 for the aggregate increase in fair value of conversion options. In connection with the issuance of our Series A, B, C Notes, and the original issuance of our Series D Notes, in the years ended November 30, 2016 and 2016, the embedded conversion feature in each note was separately measured at fair value with subsequent changes in fair value recognized in current operations. We use a binomial valuation model, with fourteen steps of the binomial tree, to estimate the fair value of the embedded conversion options.

Net loss

In the years ended November 30, 2016 and 2015, we incurred net losses of approximately $7.2 million and $1.1 million, respectively. Our management expects to continue to incur net losses for the foreseeable future, due to our need to continue to open a new head office, improve our website and implement other aspects of our business plan.

Liquidity and Capital Resources

We have not yet established an ongoing source of revenues sufficient to cover our operating costs and allow us to continue as a going concern. We had a working capital deficit of approximately $1.8 million as of November 30, 2016.  We prepared the accompanying financial statements assuming that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. We had a net loss of approximately $7.2 million and $1.1 million during the years ended November 30, 2016 and 2015, respectively, and had net cash used in operating activities of approximately $1.5 million and $91,000 during years ended November 30, 2016 and 2015, respectively.  These matters, among others, raise substantial doubts about our ability to continue as a going concern.

Our ability to continue as a going concern depends on the ability to obtain adequate capital to fund operating losses until we generate adequate cash flows from operations to fund its operating costs and obligations. If we are unable to obtain adequate capital, we could be forced to cease operations.

We depend upon our ability, and will continue to attempt, to secure equity and/or debt financing.  We might not be successful, and without sufficient financing it would be unlikely for us to continue as a going concern.  The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Cash Flows

The following table sets forth the significant sources and uses of cash for the periods addressed in this report:

	For the years ended November 30,
	2016	2015

Net cash provided by (used in):
Operating activities	$(1,545,259)	$(91,392)
Financing activities	2,882,575	210,151
Net increase (decrease) in cash	$1,337,316	$118,759

Net cash used in operating activities was approximately $1.5 million for the year ended November 30, 2016 as compared to approximately $91,000 for the year ended November 30, 2015.  The increase in net cash used in operating activities results from the net loss of approximately $7.2 million for the year ended November 30, 2016, partially offset by aggregate non-cash expenses of approximately $5 million.  The net cash used in operating activities for the year ended November 30, 2015 results primarily from to the net loss of approximately $1.1 million, partially offset by a non-cash expense of $905,000.

Net cash provided by financing activities was approximately $2.9 million for the year ended November 30, 2016, resulting mainly from proceeds received from the issuance of convertible notes payable and note payable and issuance of common stock and warrants through the private placement.  Net cash provided by financing activities was approximately $210,000 for the year ended November 30, 2015, resulting from proceeds received from the issuance of convertible notes payable.

Obligations and Commitments

Advisory Agreements

We entered into customary consulting arrangements with various counterparties to provide consulting services, business development and investor relations services, pursuant to which we agreed to issue shares of common stock as services are received.   We expect to issue an aggregate of approximately 198,000 shares of common stock subsequent to November 30, 2016 through the term of arrangements, June 2017.

Legal

We are not currently involved in any legal matters arising in the normal course of business.  From time to time, we could become involved in disputes and various litigation matters that arise in the normal course of business.  These may include disputes and lawsuits related to intellectual property, licensing, contract law and employee relations matters.  Periodically, we review the status of significant matters, if any exist, and assesses its potential financial exposure. If the potential loss from any claim or legal claim is considered probable and the amount can be estimated, we accrue a liability for the estimated loss.  Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict.  Because of such uncertainties, accruals are based on the best information available at the time.  As additional information becomes available, we reassess the potential liability related to pending claims and litigation.

Finder’s Agreement

In October 2016, we entered into two agreements to engage two financial advisors to assist us in our search for potential investors, vendors or partners to engage in a license, merger, joint venture or other business arrangement.

As a compensation for their efforts, we agreed to pay the financial advisors a fee equal to 7% and 8% in cash, and to pay one of the financial advisors an additional fee equal to 7% in warrants of all consideration received by us.  We have not incurred any finders’ fees pursuant to the agreements to-date.

Related Party Transactions

We entered into consulting agreements with certain management personnel and stockholders for consulting and legal services.  Consulting and legal expenses resulting from such agreements were approximately $300,000 and $58,000 for the year ended November 30, 2016 and 2015, respectively, and were included within general and administrative expenses in the accompanying Statements of Operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

MANAGEMENT

Our directors and executive officers and their respective ages as of the date of this prospectus are as follows:

Name	Age	Position with the Company
Denis Corin	43	President, Director
William Rosenstadt	48	General and Corporate Securities Counsel, Director

The following describes the business experience of each of our directors and executive officers, including other directorships held in reporting companies:

Denis Corin

Mr. Corin is a management consultant. He has worked for large pharmaceutical (Novartis) and diagnostic instrumentation companies (Beckman Coulter) in their sales organizations responsible for sales in multi-product disciplines including pharmaceuticals and diagnostics and diagnostic automation equipment. After Novartis and Beckman Coulter, he served as Director of Investor Relations in the small-cap biotech arena at MIV Therapeutics Inc, a company specializing in next generation drug delivery and drug eluting cardiovascular stents. Mr. Corin served as an executive and on the board of directors of TapImmune Inc. from July 2009 to May 2012 He holds a Bachelor’s degree in Economics and Marketing, from the University of Natal, South Africa.

William S. Rosenstadt

From 2006 to the present, Mr. William S. Rosenstadt, 48, has been a Partner at the law firm of Ortoli Rosenstadt LLP. Prior to then, Mr. Rosenstadt was of counsel at Rubin, Bailin, Ortoli, Mayer & Baker LLP and an associate at Spitzer Feldman, LLP. Mr. Rosenstadt received his B.A from Syracuse University in 1990 and a J.D. from the Benjamin N. Cardozo School of Law in 1995.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until they resign or are removed from the board in accordance with our bylaws. Our officers are appointed by our Board of Directors and hold office until they resign or are removed from office by the Board of Directors.

Significant Employees

None.

Audit Committee

We do not currently have an audit committee.

Compensation Committee

We do not currently have compensation committee.

Involvement in Certain Legal Proceedings

None of our directors, executive officers or control persons has been involved in any of the following events during the past five years: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences); (iii) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (iv) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Code of Ethics

We have not adopted a code of corporate conduct.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors and officers, and the persons who beneficially own more than 10% of our common stock, to file reports of ownership and changes in ownership with the SEC. Copies of all filed reports are required to be furnished to us pursuant to Rule 16a-3 promulgated under the Exchange Act. Based solely on the reports received by us and on the representations of the reporting persons, we believe that these persons have complied with all applicable filing requirements during the year ended November 30, 2015.

TRANSACTIONS WITH RELATED PERSONS

In January 2016, we issued a five-year warrant to a director and general counsel of the Company to purchase 250,000 shares of common stock at a price of $4.15 per share, valued at $795,000 based on management’s estimate using the Black-Scholes option-valuation model, to the director for services and settlement of $30,000 in accounts payable.  The warrant is fully vested and is also exercisable on a cashless basis. On July 15, 2016, we issued this same person and our CEO, each, 150,000 five-year warrants to purchase 150,000 shares of our Common share at $1.45 per share.

EXECUTIVE COMPENSATION

Our directors do not receive any stated salary for their services as directors or members of committees of the board of directors, but by resolution of the board, a fixed fee may be allowed for attendance at each meeting. Directors may also serve the Company in other capacities as an officer, agent or otherwise, and may receive compensation for their services in such other capacity. No such fees have been paid to any director since incorporation.  Reasonable travel expenses are reimbursed.

Summary Compensation Table

The following table sets forth information concerning all cash compensation awarded to, earned by or paid to all individuals serving as the Company’s principal executive officers during the last two completed fiscal years ended November 30, 2016 and 2015, respectively and all non-cash compensation awarded to those same individuals in those time periods.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (5)		Option Awards ($) (6)	Non- Equity Incentive Plan Compen- sation ($)	Non- qualified Deferred Compen- sation Earnings ($)	All Other Compen -sation ($) (1)	Total ($)

Denis Corin (2)	2016	-	-	-		$195,000	-	-	$63,655	$258,655
Chief Executive Officer	2015	-	-	$20,000		-	-	-	$151	$20,151

William Rosenstadt (3)	2016	-	-	-		$1,055,000	-	-	$112,147	$1,167,147
General Counsel and Director	2015	-	-	$5,000	(4)	-	-	-	$1,152	$6,152

(1)	The amounts represent fees paid or accrued by us to the executive officers during the past year pursuant to various employment and consulting services agreements, as between us and the executive officers, which are described below. Our executive officers are also reimbursed for any out-of-pocket expenses incurred in connection with corporate duties. We presently have no pension, health, annuity, insurance, profit sharing or similar benefit plans.
(2)	Mr. Denis Corin was appointed as Chief Executive Officer and Director on April 21, 2015.
(3)	Mr. William Rosenstadt was appointed as General Counsel and Director on June 5, 2015.
(4)	$2,000 of this amount was in lieu of payment of legal services to the law firm in which Mr. Rosenstadt is a partner.
(5)
Represents the aggregate grant date fair value of 2,500,000 and 875,000 common stock issued on April 21, 2015 and June 1, 2015 to Mr. Corin and Mr. Rosenstadt, respectively in accordance with FASB ASC.

(6)
Represents the aggregate grant date fair value of warrants to purchase 50,000 common stock issued on July 15, 2016 to Mr. Corin and warrants to purchase 250,000 and 200,000 common stock issued on January 4, 2016 and July 15, 2016 to Mr. Rosenstadt, respectively, in accordance with FASB ASC.

We have not paid any compensation to our directors for their services as directors in the fiscal year ended November 30, 2016.  As set out above, we have paid compensation to our directors for their services as executive officers.

The following table sets forth information as of November 30, 2016 relating to outstanding equity awards for each Named Executive Officer:

Outstanding Equity Awards at Year End Table
Name	Number of Securities Underlying Unexercised Options (exercisable)	Number of Securities Underlying Unexercised Options (unexercisable)	Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Denis Corin	112,500	37,500	-	$1.45	July 15, 2021
William Rosenstadt	162,500	37,500	-	$1.45	July 15, 2021

	250,000	-	-	$4.15	January 1, 2021

BENEFICIAL OWNERSHIP OF PRINCIPAL STOCKHOLDERS, OFFICERS AND DIRECTORS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of March 6, 2017, certain information regarding the ownership of our common stock by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our directors, (iii) our Principal Executive Officer and (iv) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each person shown is c/o Ortoli Rosenstadt LLP, 501 Madison Avenue 14th Floor, New York, New York 10022. Beneficial ownership, for purposes of this table, includes options to purchase common stock that are either currently exercisable or will be exercisable within 60 days of the date of this annual report.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner (1)	Percent of Class (2)
Directors and Officers:
Denis Corin (3)	2,650,000	26.9%
William Rosenstadt (4)	1,040,000	10.3%

Directors and Officers as a Group (3)(4)	3,690,000	35.8%

Major Stockholders:
Ari Jatwes	681,250	7.0%
Alan Lindsay	1,274,000	13.1%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement , understanding, relationship, or otherwise has or shares: (1) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares. In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon the exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of March 6, 2017.

(2)
This percentage is based upon 9,693,972 shares of common stock outstanding as of March 6, 2017 and any warrants exercisable by such person within 60 days of the date as of which the information is provided.

(3)
Includes 150,000 five-year warrants exercisable at $1.45 which expire on July 15, 2021 for director fees through June 1, 2017, all of which are exercisable within 60 days of the date as of which the information is provided.

(4)
Includes 250,000 five-year warrants exercisable at $4.15 which expire on January 1, 2021 which were issued to the law firm at Mr. Rosenstadt is a partner, 50,000 five-year warrants exercisable at $1.45 which expire on July 15, 2021 which were issued to the law firm at Mr. Rosenstadt is a partner and 150,000 five-year warrants exercisable at $1.45 which expire on July 15, 2021 for director fees through June 1, 2017.  An aggregate of 450,000 warrants are exercisable within 60 days of the date as of which the information is provided.

There are no arrangements or understanding among the parties set out above or their respective associates or affiliates concerning election of directors or any other matters which may require shareholder approval.

Changes in Control

We are unaware of any contract, or other arrangement or provision, the operation of which may at a subsequent date result in a change of control of our Company.

LEGAL MATTERS

The legality and validity of the securities offered from time to time under this prospectus will be passed upon by Ortoli Rosenstadt LLP.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our by-laws require us to indemnify any of our officers or directors, and certain other persons, under certain circumstances against all expenses and liabilities incurred or suffered by such persons because of a lawsuit or similar proceeding to which the person is made a party by reason of a his being a director or officer of the Company or our subsidiaries, unless that indemnification is prohibited by law. We may also purchase and maintain insurance for the benefit of any officer which may cover claims for which we could not indemnify a director or officer. We have been advised that in the opinion of the Securities and Exchange Commission, indemnification of our officers, directors and controlling persons under these provisions, or otherwise, is against public policy and is unenforceable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

EXPERTS

Our financial statements as of and for the years ended November 30, 2016 and 2015 have been included in the registration statement in reliance upon the report of Marcum LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, where our SEC filings are also available. The address of the SEC’s web site is http://www.sec.gov

Q BIOMED INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Q BioMed Inc.
We have audited the accompanying balance sheets of Q BioMed Inc. (the “Company”) as of November 30, 2016 and 2015, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Q BioMed Inc., as of November 30, 2016 and 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and has negative working capital.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans concerning these matters are also discussed in Note 2 to the financial statements.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum LLP
New York, NY
February 28, 2017

Q BIOMED INC.
Balance Sheets

	As of November 30,
	2016	2015
ASSETS
Current assets:
Cash	$1,468,724	$131,408
Total current assets	1,468,724	131,408
Total Assets	$1,468,724	$131,408

LIABILITIES AND STOCKHOLDERS' EQUITY DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$497,936	$58,802
Accrued expenses - related party	70,502	30,000
Accrued interest payable	48,813	2,511
Convertible notes payable (See Note 5)	2,394,849	-
Note payable	100,152	-
Warrant liability	168,070	-
Total current liabilities	3,280,322	91,313

Long-term Liabilities:
Convertible notes payable (See Note 5)	231,517	296,000
Total long term liabilities	231,517	296,000
Total Liabilities	3,511,839	387,313

Commitments and Contingencies (Note 6)

Stockholders' Equity Deficit:
Preferred stock, $0.001 par value; 100,000,000 shares authorized; no shares issued and outstanding as of November 30, 2016 and 2015	-	-
Common stock, $0.001 par value; 250,000,000 shares authorized; 9,231,560 and 8,597,131 shares issued and outstanding as of November 30, 2016 and 2015, respectively	9,231	8,597
Additional paid-in capital	6,249,357	865,690
Accumulated deficit	(8,301,703)	(1,130,192)
Total Stockholders' Equity Deficit	(2,043,115)	(255,905)
Total Liabilities and Stockholders' Equity Deficit	$1,468,724	$131,408

 The accompanying notes are an integral part of these financial statements.

Q BIOMED INC.
Statements of Operations

	For the years ended November 30,
	2016	2015
Operating expenses:
General and administrative expenses	$5,032,257	$354,138
Research and development expenses	1,314,250	598,000
Total operating expenses	6,346,507	952,138

Other (income) expense:
Interest expense	480,285	14,511
Gain on extinguishment of convertible note	(134,085)	-
Loss on conversion of debt	85,123	20,968
Loss on issuance of convertible notes	481,000	-
Change in fair value of embedded conversion option	(121,000)	99,000
Change in fair value of warrant liability	(7,587)	-
Loss on modification of Private Placement Units	41,268	-
Total other expenses	825,004	134,479

Net Loss:	$(7,171,511)	$(1,086,617)

Net loss per share - basic and diluted	$(0.81)	$(0.12)

Weighted average shares outstanding, basic and diluted	8,861,212	9,067,839

The accompanying notes are an integral part of these financial statements.

Q BIOMED INC.
Statement of Changes in Shareholders’ Equity (Deficit)

	Preferred Stock		Common Stock			Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Deficit	Equity (Deficit)
Balance as of November 30, 2014	-	$-	8,125,000	$8,125	$46,750	$(43,425)	$11,450
Issuance of common stock and warrants for services	-	-	631,000	631	197,887	(375)	198,143
Issuance of common stock for acquired in-process research and development	-	-	200,000	200	547,800	-	548,000
Issuance of common stock for services to related parties	-	-	3,375,000	3,375	25,650	(2,025)	27,000
Acquisition and retirement of common stock	-	-	(3,750,000)	(3,750)	1,500	2,250	-
Issuance of common stock upon conversion of convertible notes payable	-	-	16,131	16	46,103	-	46,119
Net loss	-	-	-	-	-	(1,086,617)	(1,086,617)
Balance as of November 30, 2015	-	-	8,597,131	8,597	865,690	(1,130,192)	(255,905)
Issuance of common stock and warrants for services	-	-	341,543	342	3,300,772	-	3,301,114
Issuance of common stock for acquired in-process research and development	-	-	50,000	50	160,450	-	160,500
Issuance of common stock and warrants in connection with Private Placement, net of warrant liabilities	-	-	102,256	102	80,578	-	80,680
Modification of Private Placement Units			7,502	7	22,499		22,506
Issuance of warrants for services to related party	-	-	-	-	830,000	-	830,000
Issuance of warrants to settle accounts payable to related party:	-	-	-	-	30,000	-	30,000
Issuance of common stock upon conversion of convertible notes payable	-	-	118,128	118	380,768	-	380,886
Beneficial conversion feature in connection with issuance of convertible notes	-	-	-	-	526,400	-	526,400
Issuance of common stock in connection with OID Note	-	-	15,000	15	52,200	-	52,215
Net loss	-	-	-	-	-	(7,171,511)	(7,171,511)
Balance as of November 30, 2016	-	$-	9,231,560	$9,231	$6,249,357	$(8,301,703)	$(2,043,115)

The accompanying notes are an integral part of these financial statements.

Q BIOMED INC.
Statement of Cash Flows

	For the years ended November 30,
	2016	2015
Cash flows from operating activities:
Net loss	$(7,171,511)	$(1,086,617)
Adjustments to reconcile net loss to net cash used in operating activities
Issuance of common stock and warrants for services	4,131,114	198,143
Issuance of common stock for acquired in-process research and development	160,500	548,000
Issuance of common stock for services to related parties	-	27,000
Change in fair value of embedded conversion option	(121,000)	99,000
Change in fair value of warrant liability	(7,587)	-
Loss on modification of Private Placement Units	41,268	-
Accretion of debt discount	413,894	12,000
Gain on extinguishment of convertible note	(134,085)	-
Loss on conversion of debt	85,123	20,968
Loss on issuance of convertible debt	481,000	-
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	439,134	90,114
Accrued expenses - related party	70,502	-
Accrued interest payable:	66,389	-
Net cash used in operating activities	(1,545,259)	(91,392)

Cash flows from financing activities:
Proceeds received from issuance of convertible notes	2,495,000	210,151
Proceeds received from issuance of common stock and warrants	237,575	-
Proceeds received from issuance of note payable	150,000	-
Net cash provided by financing activities	2,882,575	210,151

Net increase in cash	1,337,316	118,759

Cash at beginning of period	131,408	12,649
Cash at end of period	$1,468,724	$131,408

Non-cash financing activities:
Issuance of common stock upon conversion of convertible notes payable	$295,764	$25,000
Issuance of warrants to settle accounts payable to related party	$30,000	$-
Modification of Series D convertible note recognized as extinguishment	$294,085	$-

Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

Q BIOMED INC.
Notes to Financial Statements

Note 1 - Organization of the Company and Description of the Business

Q BioMed Inc. (“Q BioMed” or “the Company”), incorporated in the State of Nevada on November 22, 2013, is a biomedical acceleration and development company focused on licensing, acquiring and providing strategic resources to life sciences and healthcare companies. Q BioMed intends to mitigate risk by acquiring multiple assets over time and across a broad spectrum of healthcare related products, companies and sectors.  The Company intends to develop these assets to provide returns via organic growth, revenue production, out-licensing, sale or spinoff new public companies.

Note 2 - Basis of Presentation and Going Concern

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

The Company currently operates in one business segment focusing on licensing, acquiring and providing strategic resources to life sciences and healthcare companies. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker, the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of business or separate business entities.

Going Concern

The Company had a working capital deficit of approximately $1.8 million as of November 30, 2016. The accompanying financial statements are prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company had a net loss of approximately $7.2 million and $1.1 million during the years ended November 30, 2016 and 2015, respectively, and had net cash used in operating activities of approximately $1.5 million and $91,000 during years ended November 30, 2016 and 2015, respectively.

The ability of the Company to continue as a going concern depends on the Company obtaining adequate capital to fund operating losses until it generates adequate cash flows from operations to fund its operating costs and obligations. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

The Company depends upon its ability, and will continue to attempt, to secure equity and/or debt financing.  The Company might not be successful, and without sufficient financing it would be unlikely for the Company to continue as a going concern. Management has determined that there is substantial doubt about the Company's ability to continue as a going concern within one year after the financial statements are issued. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Note 3 – Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results may differ from those estimates, and such differences may be material to the financial statements. The more significant estimates and assumptions by management include among others: the valuation allowance of deferred tax assets resulting from net operating losses, the valuation of warrants on the Company’s stock and the valuation of embedded conversion options within the Company’s convertible notes payable.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage ("FDIC") of $250,000. At November 30, 2016, the Company had a cash balance on deposit that exceeded the balance insured by the FDIC limit by approximately $1.2 million with one bank and was exposed to credit risk for amounts held in excess of the FDIC limit. The Company does not anticipate nonperformance by these institutions. The Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair value of financial instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date.  U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  These tiers include:

●	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
●
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of and during the years ended November 30, 2016 and 2015.  The respective carrying value of cash and accounts payable approximated their fair values as they are short term in nature.

As of November 30, 2016, the estimated aggregate fair value of all outstanding convertible notes payable is approximately $3.3 million. The fair value estimate is based on the estimated option value of the conversion terms, since the strike price of each note series is deep in-the-money at November 30, 2016. The estimated fair value represents a Level 3 measurement.

Embedded Conversion Features

The Company evaluates embedded conversion features within convertible debt to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in the Statement of Operations.  If the conversion feature does not require recognition of a bifurcated derivative, the convertible debt instrument is evaluated for consideration of any beneficial conversion feature (“BCF”) requiring separate recognition. When the Company records a BCF, the intrinsic value of the BCF is recorded as a debt discount against the face amount of the respective debt instrument (offset to additional paid-in capital) and amortized to interest expense over the life of the debt.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the Statement of Operations.  Depending on the features of the derivative financial instrument, the Company uses either the Black-Scholes option-pricing model or a binomial model to value the derivative instruments at inception and subsequent valuation dates.  The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

Stock Based Compensation Issued to Nonemployees

Common stock issued to non-employees for acquiring goods or providing services is recognized at fair value when the goods are obtained or over the service period. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non-employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

General and administrative expenses

The significant components of general and administrative expenses consist of interest expense, bank fees, printing, filing fees, other office expenses, and business license and permit fees.

Research and development

The Company expenses the cost of research and development as incurred.  Research and development expenses include costs incurred in funding research and development activities, license fees, and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made.

Income Taxes

Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled.  Deferred income tax expenses or benefits are based on the changes in the asset or liability each period.  If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized.  Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.  Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.  Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties, which only allows the recognition of those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities. As of November 30, 2016, the Company reviewed its tax positions and determined there were no outstanding, or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by the taxing authorities, therefore this standard has not had a material effect on the Company.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest during the years ended November 30, 2016. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Q BIOMED INC.
Notes to Financial Statements

Recent accounting pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern that will require management to evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the financial statements are issued on both an interim and annual basis. Management will be required to provide certain footnote disclosures if it concludes that substantial doubt exists or when its plans alleviate substantial doubt about the Company’s ability to continue as a going concern. The Company adopted ASU No. 2014-15 in the fourth quarter of 2016, and its adoption did not have a material impact on the Company’s financial statements.

In March 2016, the FASB issued ASU No. 2016-06, Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments. This new standard simplifies the embedded derivative analysis for debt instruments containing contingent call or put options by removing the requirement to assess whether a contingent event is related to interest rates or credit risks. This new standard will be effective for the Company on January 1, 2017. The adoption of this standard is not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This new standard clarifies certain aspects of the statement of cash flows, including the classification of debt prepayment or debt extinguishment costs or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees and beneficial interests in securitization transactions. This new standard also clarifies that an entity should determine each separately identifiable source of use within the cash receipts and payments on the basis of the nature of the underlying cash flows. In situations in which cash receipts and payments have aspects of more than one class of cash flows and cannot be separated by source or use, the appropriate classification should depend on the activity that is likely to be the predominant source or use of cash flows for the item. This new standard will be effective for the Company on January 1, 2018. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This new standard clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This new standard will be effective for the Company on January 1, 2018, but may be adopted early. Adoption is prospectively applied to any business development transaction. The adoption of this standard is not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

Note 4 – Loss per share

Basic net loss per share was calculated by dividing net loss by the weighted-average common shares outstanding during the period.  Diluted net loss per share was calculated by dividing net loss by the weighted-average common shares outstanding during the period using the treasury stock method or the two-class method, whichever is more dilutive. The table below summarizes potentially dilutive securities that were not considered in the computation of diluted net loss per share because they would be anti-dilutive.

Potentially dilutive securities	November 30, 2016	November 30, 2015
Warrants (Note 10)	1,047,500	100,000
Convertible debt (Note 5)	1,067,105	106,920

Note 5 – Convertible Notes

	November 30, 2016	November 30, 2015
Series A Notes:
Principal value of 10%, convertible at $2.00 and $1.92 at November 30, 2016 and November 30, 2015, respectively.	$12,500	$50,000
Fair value of bifurcated embedded conversion option of Series A Notes	12,000	64,000
Debt discount	(2,194)	(28,832)
Carrying value of Series A Notes	22,306	85,168

Series B Notes:
Principal value of 10%, convertible at $2.00 and $1.92 at November 30, 2016 and November 30, 2015, respectively.	55,000	50,000
Fair value of bifurcated embedded conversion option of Series B Notes	55,000	64,000
Debt discount	(19,229)	(34,744)
Carrying value of Series B Notes	90,771	79,256

Series C Notes:
Principal value of 10%, convertible at $1.55 at November 30, 2016 and November 30, 2015.	576,383	85,000
Fair value of bifurcated embedded conversion option of Series C Notes	838,000	101,000
Long-term Liabilities:	(250,969)	(54,424)
Carrying value of Series C Notes	1,163,414	131,576

Series D Notes:
Principal value of 10%, convertible at $1.85 at November 30, 2016.	160,000	-
Debt discount	(140,961)	-
Carrying value of Series D Notes	19,039	-

Series E Notes:
Principal value of 10%, convertible at $2.50 at November 30, 2016.	180,000	-
Debt discount	(124,164)	-
Carrying value of Series E Notes	55,836	-

Secured Convertible Debenture:
Principal value of 5%, convertible at $2.98 at November 30, 2016.	1,500,000	-
Fair value of bifurcated contingent put option of Secured Convertible Debenture	72,000	-
Debt discount	(297,000)	-
Carrying value of Secured Convertible Debenture Note	1,275,000	-
Total short-term carrying value of convertible notes	$2,394,849	$-
Total long-term carrying value of convertible notes	$231,517	$296,000

During the year ended November 30, 2016, the Company recognized interest expense of approximately $414,000 resulting from amortization of the debt discount for Series A, B, C, D and E Notes. All long term notes are due in fiscal year 2018.

Series A Notes

The Series A convertible notes payable (the “Series A Notes”) are due and payable 18 months after issuance and bear interest at 10% per annum.  At the election of the holder, outstanding principal and accrued but unpaid interest under the Series A Notes is convertible into shares of the Company’s common stock at any time prior to maturity at a conversion price per share equal to the higher of: (i) forty percent (40%) discount to the average closing price for the ten (10) consecutive trading days immediately preceding the notice of conversion or (ii) $1.25 per share.  At maturity, any remaining outstanding principal and accrued but unpaid interest outstanding under the Series A Notes will automatically convert into shares of the Company’s common stock under the same terms.

Series B Notes

The Series B convertible notes payable (the “Series B Notes”) have the same terms as the Series A Notes.  During the year ended November 30, 2016, the Company issued an additional of $105,000 in principal of Series B notes to third party investors.

Series C Notes

The Series C convertible notes payable (the “Series C Notes”) are due and payable 18 months after issuance and bear interest at 10% per annum.  At the election of the holder, outstanding principal and accrued but unpaid interest under the Series C Notes is convertible into shares of the Company’s common stock at a conversion price per share equal to the lesser of a 40% discount to the average closing price for the 10 consecutive trading days immediately preceding the notice of conversion or $1.55, but in no event shall the conversion price be lower than $1.25 per share.  If the average VWAP, as defined in the agreement, for the ten trading days immediately preceding the maturity date $5.00 or more, any remaining outstanding principal and accrued but unpaid interest outstanding under the Series C Notes will automatically convert into shares of the Company’s common stock under the same terms.

The terms of the Series C Notes also provided that up until maturity date, the Company cannot enter into any additional, or modify any existing, agreements with any existing or future investors that are more favorable to such investor in relation to the Series D Note holders, unless, the Series C Note holders are provided with such rights and benefits (“Most Favored Nations Clause”).

During the year ended November 30, 2016, the Company issued an additional of $550,000 in principal of Series C notes to third party investors.

Series D Notes

The Series D convertible notes payable (the “Series D Notes”) are due and payable 18 months after issuance and bear interest at 10% per annum.  At the election of the holder, outstanding principal and accrued but unpaid interest under the Series D Notes is convertible into shares of the Company’s common stock at a fixed conversion price per share equal to $1.85.  The Series D Notes automatically convert upon maturity at $1.85 per share if the ten trading days VWAP immediately preceding maturity is $5.00 or greater.  Additionally, if the Company’s common shares are up-listed to a senior exchange such as the AMEX or NASDAQ, all monies due under the Series D Notes will automatically convert at $1.85 per share.  During the year ended November 30, 2016, the Company issued $160,000 in principal of Series D notes to third party investors.

The terms of the Series D Notes also included the Most Favored Nations Clause. The Most Favored Nations Clause was viewed as providing the Series D Note holder with down-round price protection.  As such, the embedded conversion option in the Series D Note was separately measured at fair value upon issuance, with subsequent changes in fair value recognized in current earnings.

On September 30, 2016, the Company amended the Most Favored Nations Clause of the Series D Notes to restrict the Company from taking dilutive action without the Series D note holders’ consent, effectively removing the down-round price protection. The amendment of the Series D Notes was recognized as an extinguishment of the originally issued Series D Notes, resulting in a gain on extinguishment of approximately $134,000.

At the amendment date, the conversion price of the amended Series D Notes was below the quoted market price of the Company’s common stock. As such, the Company recognized a beneficial conversion feature equal to the intrinsic value of the conversion price on the amendment date, resulting in a discount to the amended Series D Notes of $160,000 with a corresponding credit to additional paid-in capital. The resulting debt discount is presented net of the related convertible note balance in the accompanying Balance Sheets and is amortized to interest expense over the note’s term.

Series E Notes

The Series E convertible notes payable (the “Series E Notes”) are due and payable 18 months after issuance and bear interest at 10% per annum.  At the election of the holder, outstanding principal and accrued but unpaid interest under the Series E Notes is convertible into shares of the Company’s common stock at a fixed conversion price per share equal to $2.50.  The Series E Notes automatically convert upon maturity at $2.50 per share if the ten trading days VWAP immediately preceding maturity is $5.00 or greater.  Additionally, if the Company’s common shares are up-listed to a senior exchange such as the AMEX or NASDAQ, all monies due under the Series E Notes will automatically convert at $2.50 per share.  During the year ended November 30, 2016, the Company issued $180,000 in principal of Series E Notes to third party investors.

At the issuance date, the conversion price of the Series E Notes was below the quoted market price of the Company’s common stock. As such, the Company recognized a beneficial conversion feature equal to the intrinsic value of the conversion price on the amendment date, resulting in a discount to the Series E Notes of approximately $141,000 with a corresponding credit to additional paid-in capital. The resulting debt discount is presented net of the related convertible note balance in the accompanying Balance Sheets and is amortized to interest expense over the note’s term.

Embedded Conversion Options

In connection with the issuance of the Series A, B, C and the original issuance of the Series D Notes during the year ended November 30, 2016, the Company recognized a debt discount of approximately $750,000, and a loss on issuance of $481,000, which represents the excess of the fair value of the embedded conversion at initial issuance of $1.2 million over the principal amount of convertible debt issued.  The embedded conversion feature is separately measured at fair value, with changes in fair value recognized in current operations.  Management used a binomial valuation model, with fourteen steps of the binomial tree, to estimate the fair value of the embedded conversion option at issuance of the Series A, B, C and the original issuance of the Series D Notes issued during the year ended November 30, 2016, with the following key inputs:

Embedded derivatives at inception
	For the years ended November 30,
	2016	2015
Stock price	$2.60 - $3.26	$2.02 - $4.30
Terms (years)	1.5	1.25 - 1.5
Volatility	116.77%	108.40% - 162.89%
Risk-free rate	0.51% - 0.76%	0.66% - 0.85%
Dividend yield	0.00%	0.00%

Embedded derivatives at period end
	As of November 30,
	2016	2015
Stock price	$3.43	$3.55
Term (years)	0.25 - 1.05	1.26 - 1.49
Volatility	156.74% - 163.49%	108.4% - 121.62%
Risk-free rate	0.48% - 0.80%	0.94%
Dividend yield	0.00%	0.00%

As of November 30, 2016, the embedded conversion options have an aggregate fair value of approximately $977,000 and are presented on a combined basis with the related loan host in the Company’s Balance Sheets.  The table below presents changes in fair value for the embedded conversion options, which is a Level 3 fair value measurement:

Rollforward of Level 3 Fair Value Measurement for the Year Ended November 30, 2016

Balance at November 30, 2015	Issuance	Net unrealized gain/(loss)	Settlements	Balance at November 30, 2016
$229,000	1,303,000	(121,000)	(434,000)	$977,000

Conversions of debt

The following conversions of the convertible notes occurred during the year ended November 30, 2016:

	Principal	Shares
Series A conversions	$37,500	22,148
Series B conversions	100,000	51,111
Series C conversions	58,617	44,869
Total	$196,117	118,128

As the embedded conversion option in each note Series had been separately measured at fair value, the conversion of each note was recognized as an extinguishment of debt.  The Company recognized a loss on conversion of debt of approximately $85,000 as the difference between the fair value of common stock issued to the holders of approximately $381,000 and the aggregate net carrying value of the convertible notes, including the bifurcated conversion options, of approximately $296,000.

Events of default

The Company will be in default of the Series A,B,C D and E Notes, and all amounts outstanding will become immediately due and payable upon: (i) maturity, (ii) any bankruptcy, insolvency, reorganization, cessation of operation, or liquidation events, (iii) if any money judgement, writ or similar process filed against the Company for more than $150,000 remains unvacated, unbonded or unstayed for a period of twenty (20) days, (iv) the Company fails to maintain the listing of the common stock on at least one of the OTC markets or the equivalent replacement exchange, (v) the Company’s failure to maintain any material intellectual property rights, personal, real property or other assets that are necessary to conduct its business, (vi) the restatement of any financial statements filed with the U.S. Securities and Exchange Commission (“SEC”) for any period from two years prior to the notes issuance date and until the notes are no longer outstanding, if the restatement would have constituted a material adverse effect of the rights of the holders of the notes, (vii) the Company effectuates a reverse stock split of its common stock without twenty (20) days prior written notice to the notes’ holders, (viii) in the event that the Company replaces its transfer agent but fails to provide, prior to the effective date, a fully executed irrevocable transfer agent instructions signed by the successor transfer agent and the Company, (ix)  in the event that the Company depletes the share reserve and fails to increase the number of shares within three (3) business days, (x) if the Company fails to remain current in its filings with the SEC for more than 30 days after the filing deadline, (xi) after 12 months following the date the Company no longer deems itself a shell company as reflected in a ’34 Act filing, the Lenders are unable to convert the notes into free trading shares, and (xii) upon fundamental change of management.

The Company is currently not in default for any convertible notes issued.

Secured Convertible Debentures

On November 29, 2016, the Company entered into a securities purchase agreement with an accredited investor to place Convertible Debentures (the “Debentures”) with a one-year term in the aggregate principal amount of up to $4,000,000. The initial closing occurred on November 30, 2016 when the Company issued a Debenture for $1,500,000.  The second closing is scheduled for within three days of the date on which the Company registers for resale all of the shares of common stock into which the Debentures may be converted (the “Conversion Shares”). The Debentures bear interest at the rate of 5% per annum.  In addition, the Company must pay to an affiliate of the holder a fee equal to 5% of the amount of the Debenture at each closing.

The Debenture may be converted at any time on or prior to maturity at the lower of $4.00 or 93% of the average of the four lowest daily VWAP of the Company’s common stock during the ten consecutive trading days immediately preceding the conversion date, provided that as long as the Company is not in default under the Debenture, the conversion price may never be less than $2.00.  The Company may not convert any portion of the Debenture if such conversion would result in the holder beneficially owning more than 4.99% of the Company’s then issued common stock, provided that such limitation may be waived by the holder.

Any time after the six-month anniversary of the issuance of the Debenture, if the daily VWAP of the Company’s common stock is less than $2.00 for a period of twenty consecutive trading days (the “Triggering Date”) and only for so long as such conditions exist after a Triggering Date, the Company shall make monthly payments beginning on the last calendar day of the month when the Triggering Date occurred.  Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the Triggering Date divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% in respect of such principal amount being paid (up to a maximum of $300,000 in redemption premium) and (iii) accrued and unpaid interest as of each payment date.  The Company may, no more than twice, obtain a thirty-day deferral of a monthly payment due as a result of a Triggering Date through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment.  Each deferral payment may be paid by the issuance of such number of shares as is equal to the applicable deferral payment divided by a price per share equal to 93% of the average of the four lowest daily VWAP of the Company’s common stock during the ten consecutive Trading Days immediately preceding the due date in respect of such monthly payment begin deferred, provided that such shares issued will be immediately freely tradable shares in the hands of the holder.

The Company also executed a Registration Rights Agreement pursuant to which it is required to file a registration statement for the resale of the shares of common stock into which the Debenture may be converted within 30 days of the initial closing. The Company is required to use its best efforts to cause such registration statement to be declared effective within 90 days of the initial closing.

The Company also entered into a Security Agreement to secure payment and performance of its obligations under the Debenture and related agreements pursuant to which the Company granted the investor a security interest in all of its assets.  The security interest granted pursuant to the Security Agreement terminates on (i) the effectiveness of the Registration Statement if the Company’s common stock closing price is greater than $2.00 for the twenty consecutive trading days prior to effectiveness or (ii) any time after the effectiveness of the registration statement that the Company’s common stock closing price is greater than $2.00 for the twenty consecutive trading days.

Upon issuance of the Debentures, the Company recognized a debt discount of approximately $297,000, resulting from the recognition of a beneficial conversion feature of $225,000 and a bifurcated embedded derivative of $72,000.  The beneficial conversion feature was recognized as the intrinsic value of the conversion option on issuance of the Debentures.  The monthly payment provision within the Debentures is a contingent put option that is required to be separately measured at fair value, with subsequent changes in fair value recognized in the Statement of Operations. The Company estimated the fair value of the monthly payment provision, as of November 30, 2016, using probability analysis of the occurrence of a Triggering Date applied to the discounted maximum redemption premium for any given payment. The probability analysis utilized an expected volatility for the Company's common stock of 139% and a risk free rate of 0.80%. The maximum redemption was discounted at 22%, the calculated effective rate of the Debenture before measurement of the contingent put option. The fair value estimate is a Level 3 measurement.

Note 6 – Note Payable

On November 10, 2016, the Company issued a promissory note with a principal amount of $150,000 and issued 15,000 restricted shares of the Company’s common stock for cash proceeds of $150,000 (the “OID Note”).  The OID Note does not pay interest and matures on November 3, 2017.  The OID Note is not convertible.

The fair value of the 15,000 common stock issued with the OID Note of approximately $52,000 was recognized as a debt discount, which will be amortized to interest expense over the term of the OID Note.

Note 7 – Commitments and Contingencies

Advisory Agreements

The Company entered into customary consulting arrangements with various counterparties to provide consulting services, business development and investor relations services, pursuant to which the Company agreed to issue shares of common stock as services are received.   The Company expects to issue an aggregate of approximately 198,000 shares of common stock subsequent to November 30, 2016 through the end term of arrangements, June 2017.

License Agreement

Mannin

On October 29, 2015, the Company entered into a Patent and Technology License and Purchase Option Agreement (“Exclusive License”) with a vendor whereby the Company was granted a worldwide, exclusive, license on, and option to, acquire certain intellectual property (“Mannin IP”) which initially focused on developing a first-in-class eye drop treatment for glaucoma within the four-year term of the Exclusive License.  The technology platform may be expanded in scope beyond ophthalmological uses and may include cystic kidney disease and others.  Pursuant to the Executive License, the Company has an option to purchase the Mannin IP within the next four years upon: (i) investing a minimum of $4,000,000 into the development of the intellectual property and (ii) possibly issuing additional shares of the Company’s common stock based on meeting pre-determined valuation and market conditions. The purchase price for the IP is $30,000,000 less the amount of cash paid by the Company for development and the value of the common stock issued to the vendor.

During the year ended November 30, 2016, the Company incurred approximately $1.1 million in research and development expenses to fund the costs of development of the eye drop treatment for glaucoma pursuant to the Exclusive License, of which an aggregate of $654,000 was already paid as of November 30, 2016.  Through November 30, 2016, the Company has funded an aggregate of $704,000 to Mannin under the Exclusive License.

In the event that: (i) the Company does not exercise the option to purchase the Mannin IP; (ii) the Company fails to invest the $4,000,000 within four years from the date of the Exclusive License; or (iii) the Company fails to make a diligent, good faith and commercially reasonable effort to progress the Mannin IP, all Mannin IP shall revert to the vendor and the Company will be granted the right to collect twice the monies invested through that date of reversion by way of a royalty along with other consideration which may be perpetual.

Bio-Nucleonics

On September 6, 2016, the Company entered into the Patent and Technology License and Purchase Option Agreement (the “BNI Exclusive License”). with Bio-Nucleonics Inc. (“BNI”) whereby the Company was granted a worldwide, exclusive, perpetual, license on, and option to, acquire certain BNI intellectual property (“BNI IP”) within the three-year term of the BNI Exclusive License.

In exchange for the consideration, the Company agreed to, upon reaching various milestones, issue to BNI an aggregate of 110,000 shares of common stock that are subject to restriction from trading until commercialization of the product (approximately 12 months) and subsequent leak-out conditions, and provide funding to BNI for an aggregate of $850,000 in cash, of which the Company had paid $20,000 as of November 30, 2016.  Once the Company has funded up to $850,000 in cash, the Company may exercise its option to acquire the BNI IP at no additional charge.  In September 2016, the Company issued 50,000 shares of common stock, with a fair value of $160,500, to BNI pursuant to the BNI Exclusive License.

The Company is not obligated to provide further funding to BNI until BNI satisfies all of its pre-existing obligations totaling $163,500.  To this end, the Company had provided an aggregate of approximately $38,000 through November 30, 2016 to BNI to help settle its obligations, which the Company recognized as research and development expenses in the accompanying Statements of Operations.

In the event that: (i) the Company does not exercise the option to purchase the BNI IP; (ii) the Company fails to make the aggregate cash payment within three years from the date of the Exclusive License; or (iii) the Company fails to make a diligent, good faith and commercially reasonable effort to progress the BNI IP, all BNI IP shall revert to BNI and the Company shall be granted the right to collect twice the monies invested through that date of reversion by way of a royalty along with other consideration which may be perpetual.

Legal

The Company is not currently involved in any legal matters arising in the normal course of business.  From time to time, the Company could become involved in disputes and various litigation matters that arise in the normal course of business.  These may include disputes and lawsuits related to intellectual property, licensing, contract law and employee relations matters.  Periodically, the Company reviews the status of significant matters, if any exist, and assesses its potential financial exposure. If the potential loss from any claim or legal claim is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss.  Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict.  Because of such uncertainties, accruals are based on the best information available at the time.  As additional information becomes available, the Company reassesses the potential liability related to pending claims and litigation.

Finder’s Agreement

In October 2016, the Company entered into two agreements to engage two financial advisors to assist the Company in its search for potential investors, vendors or partners to engage in a license, merger, joint venture or other business arrangement. As a compensation for their efforts, the Company agreed to pay the financial advisors a fee equal to 7% and 8% in cash, and to pay one of the financial advisors an additional fee equal to 7% in warrants of all consideration received by the Company.  The Company has not incurred any finders’ fees pursuant to the agreements to-date.

Note 8 - Related Party Transactions

The Company entered into consulting agreements with certain management personnel and stockholders for consulting and legal services.  Consulting and legal expenses resulting from such agreements were approximately $300,000 and $58,000 for the year ended November 30, 2016 and 2015, respectively, and were included within general and administrative expenses in the accompanying Statements of Operations.

Note 9 - Stockholders’ Equity (Deficit)

As of November 30, 2016, the Company is authorized to issue up to 250,000,000 shares of its $0.001 par value common stock and up to 100,000,000 shares of its $0.001 par value preferred stock.

Issued for services

2015 activity

During the year ended November 30, 2015, the Company issued an aggregate of 831,000 shares of the Company’s common stock to three vendors, valued at approximately $569,000 based on the estimated fair market value of the stock on the date of grant, of which $548,000 was recognized within research and development expenses and approximately $21,000 was recognized within general and administrative expenses in the accompanying Statements of Operations.

Also in September 2015, the Company issued a warrant to purchase an aggregate of 100,000 shares of common stock with an exercise price of $2.18 per share to a vendor in exchange for services performed. The warrant has a five-year term, may be exercised on a cashless basis and vests in increments of 25,000 shares per 90-day period following the grant date.

In addition, the Company issued an aggregate of 3,375,000 shares of the Company’s common stock to related parties in connection with the aforementioned agreements in Note 6, valued at approximately $27,000 based on the estimated fair market value of the stock on the date of grant and was recognized within general and administrative expenses in the accompanying Statement of Operations.

2016 activity

During the year ended November 30, 2016, the Company issued an aggregate of 341,543 shares of common stock, valued at approximately $1.6 million, and five-year warrants to purchase 175,000 shares of common stock at exercise prices ranging from of $1.45 to $3.00 per share for advisory services. The warrants vest 25% per quarter over the next year and were valued at $377,500 using inputs described in Note 9.  The Company recognized the value of the warrants over the vesting period.

In addition, the Company issued fully-vested five-year warrants to a stockholder, a director and general counsel of the Company to purchase an aggregate of 375,000 shares of common stock at strike prices ranging from $1.45 to $4.15 per share.  The warrants were valued at $957,500 using inputs described in Note 9.  The warrants were issued for services and settlement of a $30,000 in accounts payable.

In July 2016, the Company issued five-year warrants to purchase an aggregate of 300,000 shares of the Company’s common stock at $1.45 to two members of the Company’s Board of Director for their compensation for their board services. The warrants vest 25% per quarter starting on grant date and were valued at $390,000 using inputs described in Note 9.  The Company recognized the value of the warrants over the vesting period.

The Company recognized general and administrative expenses of approximately $4.1 million, as a result of these transactions during the year ended November 30, 2016.

The estimated unrecognized stock-based compensation associated with these agreements is approximately $399,000 and will be recognized over the next 0.2 year.

Private Placement

In May 2016, the Company entered into a subscription agreement with an investor in connection with the Company’s private placement (“May Private Placement”), generating gross proceeds of $50,000 by selling 20,000 units (each, Unit A”) at a price per Unit A of $2.50, with each Unit A consisting of one share of common stock and a two-year warrant to purchase one share of the Company’s common stock at an exercise price of $3.50 per share.

The subscription agreement requires the Company to issue the May Private Placement investor additional common shares if the Company were to issue common stock or issue securities convertible or exercisable into shares of common stock at a price below $2.50 per share within 90 days from the closing of the May Private Placement.  The additional shares are calculated as the difference between the common stock that would have been issued in the May Private Placement using the new price per unit less shares of common stock already issued pursuant to the May Private Placement.

In August 2016, the Company consummated another private placement, for gross proceeds of approximately $10,000 by selling 6,500 units at a purchase price of $1.55 per unit.  As a result, the Company issued the May Private Placement investor an additional 12,258 shares of common stock according to the agreement.

In September 2016, the Company entered into a subscription agreement (the “Subscription Agreement”) with certain investors in connection with the Company’s private placement (“September Private Placement”), generating gross proceeds of $112,500 by selling 37,498 units (each, “Unit B”) at a price per Unit B of $3.00, with each Unit B consisting of one share of common stock and a two-year warrant to purchase one share of the Company’s common stock at an exercise price of $5.00 per share.

In November 2016, the Company entered into additional Subscription Agreements with certain investors, generating gross proceeds of $65,000 by selling 26,000 units (each, “Unit C”) at a price per Unit C of $2.50, with each Unit C consisting of one share of common stock and a two-year warrant to purchase one share of the Company’s common stock at an exercise price of $4.00 per share.

The Subscription Agreement requires the Company to issue the investor additional units if the Company were to issue common stock or issue securities convertible or exercisable into shares of common stock at a price below a specified price per share within 90 days from the closing of the private placement.  The additional units are calculated as the difference between the common stock that would have been issued using the new price per unit less shares of common stock already issued pursuant to the private placement.

Pursuant to the Subscription Agreement, the Company issued an additional of 7,502 units to the September Private Placement investors or no additional consideration.  In addition, the Company also modified the exercise price of the warrants issued in the Unit B to $4.00 per share, which in effect, made the Unit B equivalent to Unit C (together as “Private Placement Unit”).  The Company recorded approximately $41,000 as loss in connection with the issuance of additional units and modification of the warrants in the accompanying Statements of Operations, resulted from the value of the additional shares issued of approximately $23,000 and the change in warrant liability of approximately $19,000.

Note 10 - Warrants

Freestanding warrants are classified and measured in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Derivatives and Hedging: Contracts in Own Equity. Under this guidance, the warrants issued as part of the Private Placement Units were classified as liabilities because the exercise price may be adjusted downward, in certain circumstances, for a ninety-day period following their initial issuance.  The warrants will cease being liability classified at the conclusion of the ninetieth day from issuance.  Warrant liabilities are measured at fair value, with changes in fair value recognized each reporting period in the Statement of Operations. All other warrants are equity classified.

The following represents a summary of all outstanding warrants to purchase the Company’s common stock at November 30, 2016 and changes during the period then ended:

				Weighted Average
		Weighted Average		Remaining Contractual
	Warrants	Exercise Price	Intrinsic Value	Life (years)
Outstanding at November 30, 2015	100,000	$2.18	$1.37	4.80
Issued	984,998	2.67	1.05	3.97
Expired	(37,498)	5.00	-	-
Outstanding at November 30, 2016	1,047,500	$2.54	$1.11	4.10
Exercisable at November 30, 2016	797,500	$2.83	$0.88	3.95

Fair value of all outstanding warrants was calculated with the following key inputs:
For the year ended November 30, 2016
Stock price		$1.60 - $4.15
Term (years)	2 - 5
Volatility		101.13% - 138.69%
Risk-free rate		0.76% - 1.83%
Dividend yield		0.00%

The warrant liability is a Level 3 fair value measurement, recognized on a recurring basis. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for liabilities within the Level 3 category may include changes in fair value that were attributable to both observable inputs (e.g., changes in market interest rates) and unobservable inputs (e.g., probabilities of the occurrence of an early termination event).

Fair value of warrant liability at November 30, 2015	$-
Issuance of new warrant liability	156,895
Change in fair value of warrant liability	(7,587)
Modification of warrant liability	18,762
Fair value of warrant liability at November 30, 2016	$168,070

Note 11 - Income Taxes

At November 30, 2016, the Company has a net operating loss (“NOL”) carryforward for Federal and state income tax purposes totaling approximately $2.3 million available to reduce future taxable income which, if not utilized, will begin to expire in the year 2033. The NOL carry forward is subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Under the Internal Revenue Code (“IRC”) Sections 382 and 383, annual use of the Company’s net operating loss carryforwards to offset taxable income may be limited based on cumulative changes in ownership. The Company has not completed an analysis to determine whether any such limitations have been triggered as of November 30, 2016. The amount of the annual limitation, if any, will be determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years.

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based on the Company’s history of operating losses since inception, the Company has concluded that it is more likely than not that the benefit of its deferred tax assets will not be realized. Accordingly, the Company has provided a full valuation allowance for deferred tax assets as of November 30, 2016 and 2015. The valuation allowance increased by approximately $2.48 million and $369,000 for the fiscal years ended November 30, 2016 and 2015.

The tax effects of the temporary differences and carry forwards that give rise to deferred tax assets consist of the following:

	As of November 30,
	2016	2015
Deferred tax assets:
Net-operating loss carryforward	$885,120	$66,000
Stock-based compensation	1,685,262	87,000
License agreement	293,433	231,000
Total Deferred Tax Assets	2,863,815	384,000
Valuation allowance	(2,863,815)	(384,000)
Deferred Tax Asset, Net of Allowance	$-	$-

A reconciliation of the statutory income tax rates and the Company’s effective tax rate is as follows:

	For the year ended November 30,
	2016	2015
Statutory Federal Income Tax Rate	(34.0)%	(34.0)%
State and Local Taxes, Net of Federal Tax Benefit	(4.7)%	(4.7)%
Loss on conversion of debt	0.5%	0.0%
Gain/ loss on extinguishment of convertible note	(0.7)%	0.0%
Change in fair value of embedded conversion option and related accretion of interest expense	1.6%	4.0%
Change in fair value of warrant liability	0.0%	0.0%
Loss on modification of Private Placement Units	0.2%	0.0%
Loss on issuance of convertible debt	2.6%	0.0%
Other	0.0%	0.7%
Change in Valuation Allowance	34.5%	34.0%

Income Taxes Provision (Benefit)	0.0%	0.0%

The Company's major tax jurisdictions are the United States and New York. All of the Company's tax years will remain open starting 2013 for examination by the Federal and state tax authorities from the date of utilization of the net operating loss. The Company does not have any tax audits pending.

Note 12 - Subsequent Events

Issuance of shares for services

In December 2016, the Company issued an aggregate of 22,000 shares of the Company common stock to two vendors for advisory services.

Conversion of debt

Subsequent to November 30, 2016, upon the lender’s request, the Company converted an aggregate of $25,000 and $576,383 in Series B and Series C Notes outstanding principal into an aggregate of 12,928 and 407,484 shares of the Company’s common stock, respectively.

Exercise of warrant

In January 2017, the Company issued 20,000 shares of the Company’s common stock upon receiving the notice to exercise warrant at an exercise price of $3.50 included in Unit A sold in the May Private Placement, for an aggregate purchase price of $70,000.

Formation of Cayman Islands Subsidiary

On December 7, 2016, the Company formed its wholly-owned subsidiary in Cayman Islands, “Q BioMed Cayman SEZC”.

PROSPECTUS

Q BIOMED INC.

1,775,000 Shares of Common Stock

April 6, 2017

Until July 5, 2017 (the 90th day after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the offered securities in any jurisdiction where, or to any person to whom, it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.